Exhibit 99.1

AMC Consultants Pty Ltd ABN 58 008 129 164 Level 19, 114 William Street MELBOURNE VIC 3000 AUSTRALIA T +61 3 8601 3300 F +61 3 8601 3399 E melbourne@amcconsultants.com W amcconsultants.com

Report

Hod Maden Project Mineral Resource Estimate

Sandstorm Gold Ltd

In accordance with the requirements of National Instrument 43-101 “Standards of Disclosure for Mineral Projects” of the Canadian Securities Administrators

Qualified Persons:

R. Webster, AusIMM, MAIG.

AMC Project 118014

Effective date March 29, 2018

Adviser of choice to the world’s minerals industry

Hod Maden Project Mineral Resource Estimate
Sandstorm Gold Ltd	116051

1	Summary

AMC Consultants Pty Ltd (AMC) was commissioned by Sandstorm Gold Ltd (SSL) to report the results from a Mineral resource estimate) according to a National Instrument 43-101 Technical Report (NI 43-101 Technical Report or Report) for the Hod Maden Property (Property) located in Yusufeli/Artvin/Turkey.

Lidya Madenchilik and Mariana Resources formed a 70/30 JV – Artmin Madenchilik.  Sandstorm acquired Mariana in July 2017 and now holds the 30% interest in Artmin Madenchilik.

AMC understands that Sandstorm envisages the Hod Maden Project (Project) will develop into an underground mining operation. A processing plant will produce a gold-rich copper concentrate for sale to copper smelters.

A site visit was carried out in 14 July 2016 for 6 days by Mehmet Yumlu Principal Mining Engineer, Richard King Principal Geotechnical Engineer and Rod Webster Principal Geologist.

The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to AMC at the time of preparation of this report.
•	Assumptions, conditions, and qualifications as set forth in this report.
•	Data, reports, and other information supplied by Artmin and other third-party sources.

The Hod Maden Property (Property) is situated within the Eastern Pontides tectonic belt, which coincides with the 500 km long, and 50 km to 75 km wide mountain chain extending along the south-eastern Black Sea coastline. The Hod Maden Gold-Copper Project located on the Property is located approximately 20 km southeast of Artvin and 130 km north-east of Erzurum in north-eastern Turkey near the border with Georgia.

The Property is accessible from Artvin city (20 km) or from Erzurum city (130 km by road via Yusufeli).

The area surrounding the Property is characterized by moderate to steep hills of exposed rock, soil cover and vegetation. Elevations range from approximately 800 m to 1000 m above sea level in the Project area. The regional climate is oceanic (Koppen climate classification), wet all year with cool summers resulting from the nearby Black Sea and slight elevation.

Geologically, the Eastern Pontides formed as part of an island-arc system, generated by the subduction of the floor of the Tethyan Ocean and associated with the Alpine Orogeny, during the Jurassic and Neogene periods. The gold and copper mineralization is related to almost vertical phreatic breccia body, lead and zinc mineralization is related to the argillic altered volcano sedimentary unit.

Gold-copper mineralization is broadly associated within a sub-vertical, north-northeast trending fault zone (the “Hod Maden Fault Zone”), with mineralization occurring in andesitic breccias and dacitic tuffaceous sediments as quartz-sulphide (pyrite-chalcopyrite) ±hematite/jasperoid breccias and locally massive sulphides (pyrite-chalcopyrite). The highest-grade Au-Cu mineralization appears to lie along the eastern margin of the Au-Cu mineralized zone. Stratabound-style Zn-Pb (sphalerite-galena) mineralization flanks the Au-Cu zone to the east and locally to the west. Hydrothermal alteration adjacent to the Au-Cu zone is dominated by argillic and phyllic assemblages.

Surface exploration studies such as mapping and geochemical sampling were carried out by AMG Company. During these studies, AMG made detailed mapping on the license with ER number 20050853 and collected 403 rock samples, 126 soil samples and 42 stream sediment samples from the project site. Rock channel samples collected from two different targets return encouraging results helping to move project forward.

In 2015, Enerson Engineering and Geophysical Explorations Company carried out a gravity survey for POLİMETAL MADENCİLİK A.Ş (Polimetal) on the operation licence area. The purpose of the study was to delineate the border of buried mineralized rocks thought to have higher density than surrounding barren country rock. In this survey, gravity observations were made by using Scintrex CG-5 Autograv.

All drilling during the period 2014 to 2017 was carried out by an independent contractor Geoteknik Drilling company. All holes are either HQ or PQ in sized diamond drilling. A total of 190 holes were drilled including fifteen holes which were twinned due to problems with core recovery near the surface.

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Since the commencement of drilling in 2014 Lidya has implemented quality assurance/quality control (QA/QC) system utilizing certified reference standards, blanks and field duplicate samples. The programme included:

•	Submission of one standard every 20th sample
•	Submission of two blanks in every assay batch.
•	Field duplicates every 40th sample.

All standards and blanks were certified and obtained from an independent third-party provider, Geostats Pty Ltd. Field duplicates consist of one half of the remaining half core split into quarter core with a core saw.

Based on the results of the quality control AMC considers the following:

•	Blanks and additional standards should be included for copper as it is considered a valuable metal.
•	The results from the blank assays indicate good equipment cleaning.
•	The laboratory has a low-grade bias for the two low-grade gold standards (0.51 g/t Au and 0.643 g/t Au).
•	The copper, lead and zinc standard results appear to more variable than the gold standards.
•	There are no field or coarse rejects duplicate samples being assayed as onsite geologists consider by sawing the core in half duplicate samples are not required. AMC considers field and coarse rejects duplicate samples should be included as a check on sample preparation procedures.
•	The drillhole sample assays are suitable for the estimation and reporting of the Mineral Resources under the Canadian National Instrument for the Standards of Disclosure for Mineral Projects requirements (NI 43-101).

Mr. Rodney Webster of AMC Consultants Pty Ltd is acting as the qualified person (QP) for reporting of the Mineral Resource estimate. The Mineral Resource is reported in accordance with the NI 43-101 requirements. The Mineral Resource estimate, reported above a cut-off of 2 g/t AuEq, for the two areas being considered, is shown in Table I.

Table I	Mineral Resources Estimate at 2 g/t AuEq cut-off

Area	Classification	Tonnes	AuEq	Au	Cu	Ag	Zn	Pb	As	S
		(kt)	(g/t)	(g/t)	(%)	(g/t)	(%)	(%)	(ppm)	(%)
Main Area	Measured	5,147	15.9	12.8	1.6	2.7	0.08	0.01	140	12.8
	Indicated	3,862	12.1	8.0	2.1	5.4	0.15	0.02	189	15.9
	Total (M&I)	9,009	14.3	10.8	1.8	3.9	0.11	0.01	161	14.1
South Area	Measured	0	0	0	0	0	0.00	0.00	0	0
	Indicated	2,536	4.3	3.6	0.4	0.9	0.11	0.01	52	6.6
	Total (M&I)	2,536	4.3	3.6	0.4	0.9	0.11	0.01	52	6.6
Main plus South	Measured	5,147	15.9	12.8	1.6	2.7	0.08	0.01	140	12.8
	Indicated	6,398	9.0	6.3	1.4	3.6	0.13	0.01	135	12.2
	Total (M&I)	11,545	12.1	9.2	1.5	3.2	0.11	0.01	137	12.5
Main Area	Inferred	415	3.8	1.8	1.0	1.7	0.17	0.01	53	10.5
South Area	Inferred	428	3.9	3.3	0.3	0.7	0.04	0.00	26	5.3
	Total (Inferred)	843	3.9	2.6	0.7	1.2	0.10	0.00	39	7.9

Notes:	1. Canadian Institute of Mining (CIM) definitions were used for Mineral Resource classifications.

2. The Mineral Resources are total and inclusive of any Mineral Reserves.

3. Errors in the totals are due to rounding.

4. AuEq=Au+((Cu*22.0462*3.00*0.942*0.951)/(1250*0.98.*0.771/31.1035))

5. The South Area is defined as being south of 4,542,025 mN

6. No allowance has been made for any previous mining.

For the Mineral Resource estimate, AMC used average bulk density values for each of ten different lithologies included in the block model.

AMC included the different lithologies and alteration styles into the block model using indicator kriging.

Block grades were estimated into low and high-grade domains for each element separately using ordinary kriging. Wireframes were prepared defining the high-grade domains based on defining areas where the drillhole grades were above a selected grade. Grade distributions were selected from inflection points from probability plots of the raw assay samples.

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The two metre sample composites were top-capped based on the results of log probability plots.

AMC considers the drilling method, core sampling, logging, assaying and QA/QC programme are of industry standard. The area of closer spaced drilling has been classified as Measured or Indicated Mineral Resources with a small area around the Indicated Resources classified as Inferred.

The environmental studies carried out are limited to environmental baseline data collection (EBDC) that was carried out by Golder Associates Turkey. The study was initiated in 2013 and 2015 within the framework of Turkish legal regulations and standards and continues.

AMC makes the following conclusions and recommendations:

•	The results from the blank assays and standards indicate good equipment cleaning and assaying procedures.
•	The laboratory has a low-grade bias for the two low-grade gold standards (0.51 g/t Au and 0.643 g/t Au).
•	The copper, lead and zinc standard results appear to more variable than the gold standards.
•	The drilling, sampling, subsampling and assaying are appropriate
•	Based on the Mineral Resource tonnes and grade a full mining and economic study be carried out.
•	The deposit geology and style of mineralization is well understood
•	The drillhole data are suitable for the estimation and reporting of the Mineral Resources under the Canadian NI43-101 code.
•	Copper blanks should be included in the QA/QC evaluation
•	A hole oriented south/north should be drilled to better understand the possible faulting in the area of high-grade mineralization.

The Hod Maden Property consists of Turkish Operating Licence 20050853 and Exploration Licences 201200321, 201201059 and 201201058 comprising a total land area of 7,394.25 hectares (refer Table 4.1). The licences are owned by Artmin Madencilik (Artmin), a 70%/30% Joint Venture of Lidya Madencilik and Sandstorm.

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Quality control

The signing of this statement confirms this report has been prepared and checked in accordance with the AMC Peer Review Process.

Project Manager	signature removed	29 March 2018
	Rodney Webster	Date

Peer Reviewer	signature removed	29 March 2018
	Mort Shannon	Date

Peer Reviewer	signature removed	29 March 2018
	Tracie Burrows	Date

Important information about this report

Confidentiality

This document and its contents are confidential and may not be disclosed, copied, quoted or published unless AMC Consultants Pty Ltd (AMC) has given its prior written consent.

No liability

AMC accepts no liability for any loss or damage arising as a result of any person other than the named client acting in reliance on any information, opinion or advice contained in this document.

Reliance

This document may not be relied upon by any person other than the client, its officers and employees.

Information

AMC accepts no liability and gives no warranty as to the accuracy or completeness of information provided to it by or on behalf of the client or its representatives and takes no account of matters that existed when the document was transmitted to the client but which were not known to AMC until subsequently.

Precedence

This document supersedes any prior documents (whether interim or otherwise) dealing with any matter that is the subject of this document.

Recommendations

AMC accepts no liability for any matters arising if any recommendations contained in this document are not carried out, or are partially carried out, without further advice being obtained from AMC.

Outstanding fees

No person (including the client) is entitled to use or rely on this document and its contents at any time if any fees (or reimbursement of expenses) due to AMC by its client are outstanding. In those circumstances, AMC may require the return of all copies of this document.

Public reporting requirements

If a Client wishes to publish a Mineral Resource or Ore/Mineral Reserve estimate prepared by AMC, it must first obtain the Competent/Qualified Person’s written consent, not only to the estimate being published but also to the form and context of the published statement. The published statement must include a statement that the Competent/Qualified Person’s written consent has been obtained.

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Contents

1	Summary			i

2	Introduction			1

3	Reliance on Other Experts			2

4	Property Description and Location			3
	4.1	Location		3
	4.2	Property ownership		3
	4.3	Government obligations		4
	4.4	Review of ownership documents		5
	4.5	Environment		5
	4.6	Financial agreements		5
	4.7	Permitting and environmental liabilities		6
	4.8	Other significant factors and risks		9

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography			10
	5.1	Accessibility and infrastructure		10
	5.2	Climate and physiography		10

6	History			11
	6.1	Mining history		11

7	Geological Setting and Mineralization			13
	7.1	Regional geology (from Henricksen, 2015)		13
	7.2	Local geology		15
	7.3	Structural geology		16
	7.4	Mineralization and alteration		17

8	Deposit Types			19

9	Exploration			21
	9.1	Geological mapping		21
	9.2	Surface soil and rock sampling		24
		9.2.1	Rock samples	24
		9.2.2	Soil samples	28
	9.3	Geophysical surveys		29

10	Drilling			31
	10.1	Drilling during 2014 to 2017		31
	10.2	Core recovery		32

11	Sample Preparation, Analyses and Security			33
	11.1	Sample logging and preparation		33
	11.2	Sample handling protocols and security		33
	11.3	Certified standard, blanks and field duplicate submission		33
	11.4	Assay laboratory sample preparation and analysis protocols		33
	11.5	Quality control data		34
		11.5.1	Blanks	34
		11.5.2	Certified reference material/standards	35
	11.6	Laboratory pulp duplicates		38

12	Data Verification			40

13	Mineral Processing and Metallurgical Testing			41

14	Mineral Resource Estimates			43
	14.1	Overview		43
	14.2	Data provided		43
	14.3	Historical mining voids		43
	14.4	Bulk density		44
	14.5	Lithology and alteration		45
	14.6	Sample statistics		47
	14.7	Drillhole compositing		49
	14.8	Estimation domains		50

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	14.9	Top-caps		51
	14.10	Drillhole sample statistics		52
	14.11	Block model parameters		52
	14.12	Estimation parameters		53
	14.13	Gold equivalent		54
	14.14	Mineral Resource classification		54
		14.14.1	Historic mining risk	55
	14.15	Mineral Resource estimate		56
	14.16	Validation		61

15	Mineral Reserve Estimates			65

16	Mining Methods			66

17	Recovery Methods			67

18	Project Infrastructure			68

19	Market Studies and Contracts			69

20	Environmental Studies, Permitting and Social or Community Impact			70

21	Capital and Operating Costs			71

22	Economic Analysis			72

23	Adjacent Properties			73

24	Other Relevant Data and Information			74

25	Interpretation and Conclusions			75

26	Recommendations			76

27	References			77

Tables

Table 2.1	Qualified Persons responsible for the preparation and signing of this Technical Report	1
Table 4.1	Licence details	4
Table 4.2	Operating licence fees 2017	4
Table 4.3	Minimum expenditure until end 2019	5
Table 4.4	Operating licence fees 2017 and 2018	8
Table 4.5	Exploration licence fees and minimum expenditure until start/end 2019	9
Table 11.1	Summary of standards used	35
Table 11.2	Number of field and laboratory duplicates	39
Table 14.1	Mineral Resources estimate at 2 g/t AuEq cut-off	43
Table 14.2	Bulk density used	45
Table 14.3	Block model lithology and alteration codes used	45
Table 14.4	Drillhole sample data	47
Table 14.5	Grade domain cut-offs	50
Table 14.6	Top-caps	52
Table 14.7	Sample statistics by estimation domain	52
Table 14.8	Block model parameters	53
Table 14.9	Estimation parameters	53
Table 14.10	Variogram model parameters	53
Table 14.11	Mineral Resources estimate at 2 g/t AuEq cut-off	56
Table 14.12	Mineral Resource at different cut-offs – Main Zone - Measured	56
Table 14.13	Mineral Resources at different gold equivalent cut-offs - Main Zone – Indicated	57
Table 14.14	Mineral Resources at different gold equivalent cut-offs - Main Zone – Inferred	57
Table 14.15	Mineral Resource at different gold equivalent cut-offs – South Zone - Indicated	58
Table 14.16	Mineral Resources at different gold equivalent cut-offs - South Zone – Inferred	58

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Figures

Figure 4.1	Project location plan (north direction is up the page)	3
Figure 4.2	Licence Locations (north direction is up the page)	4
Figure 7.1	North-eastern Turkey regional geology (north direction is up the page)	14
Figure 7.2	Composite section looking north through the Central Zone showing mineralization styles	18
Figure 8.1	Deposits of the Eastern Pontides Turkey, Georgia, Armenia and Azerbaijan	19
Figure 8.2	Generic high-sulphidation epithermal model	20
Figure 9.1	Geological mapping at 1:2500 scale	22
Figure 9.2	Alteration and mineralization mapping at 1:2500 scale	23
Figure 9.3	Stratigraphic legend for geological mapping	24
Figure 9.4	Gold assay results from 2012 road cut channel sampling	25
Figure 9.5	Zinc assay results from 2012 road cut channel sampling	26
Figure 9.6	Hod Maden tenements and 2014 geochemical sampling area	27
Figure 9.7	Rock samples 2014 locations	28
Figure 9.8	Soil samples 2014 locations	29
Figure 9.9	Bouger gravity anomalies - corrected for elevation	30
Figure 10.1	Drillhole location plan	31
Figure 10.2	Typical west-east cross-section	32
Figure 11.1	Gold blank 62	34
Figure 11.2	Gold standard G910-7 – 0.51 g/t Au	36
Figure 11.3	Copper standard GBM911-1 – 10,034 ppm Cu	36
Figure 11.4	Lead standard GBM398-1 – 26,669 ppm Pb	37
Figure 11.5	Zinc standard GBM398-1 – 20,295 ppm Zn	37
Figure 11.6	Cross laboratory checks	38
Figure 11.7	Scatter plot original versus duplicate – Au	39
Figure 13.1	Location of SGS samples – plan view	41
Figure 13.2	Location of SGS samples – section view	42
Figure 14.1	Location in plan of voids intersected by drillholes (red points)	44
Figure 14.2	Cross-section showing the modelled lithologies	46
Figure 14.3	Cross-section showing the modelled alteration	47
Figure 14.4	Probability plot showing gold grades by lithology	48
Figure 14.5	Probability plot showing copper grades by lithology	49
Figure 14.6	Histogram of drillhole sample lengths	49
Figure 14.7	Copper probability plot (showing the two distributions)	50
Figure 14.8	Gold probability plot gold (showing the two distributions)	51
Figure 14.9	Silver probability plot (showing the two distributions)	51
Figure 14.10	Mineral Resource classification	55
Figure 14.11	Grade - tonnage curve - Main Zone - Measured	59
Figure 14.12	Grade - tonnage curve - Main Zone - Indicated	59
Figure 14.13	Grade - tonnage curve – Main Zone – Inferred	60
Figure 14.14	Grade - tonnage curve - South Zone - Indicated	60
Figure 14.15	Grade - tonnage curve - South Zone – Inferred	61
Figure 14.16	Copper SWATH Plot – south/north	62
Figure 14.17	Copper SWATH Plot – west/east	62
Figure 14.18	Copper SWATH Plot – vertical	63
Figure 14.19	Gold SWATH Plot – south/north	63

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Figure 14.20	Gold SWATH Plot – west/east	64
Figure 14.21	Gold SWATH Plot – vertical	64
Figure 23.1	Location of licences	73

Distribution list

1 e-copy to Mr Tom Bruington, Sandstorm Gold Ltd

1 e-copy to AMC Melbourne office

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2	Introduction

AMC Consultants Pty Ltd (AMC) was commissioned by Standstorm Gold Limited (SSL or Sandstorm) to report the results from a Pre-Feasibility Study (PFS) according to a National Instrument 43-101 Technical Report (NI 43-101 Technical Report or Report) for the Hod Maden Property (Property) located in Yusufeli/Artvin/Turkey.

Lidya Madenchilik and Mariana Resources formed a 70/30 JV – Artmin Madenchilik. Sandstorm acquired Mariana in June 2017 and now holds the 30% interest in Artmin Madenchilik (Artmin).

All data used in this report were valid as of 16 March 2018.

Recent studies completed for the Hod Maden Project includes:

•	National Instrument (NI) 43-101 Technical Report - Mariana Resources Ltd - March 2017 – Runge Pincock Minarco (RPM).
•	Environmental base line studies (limited) and surface water sampling – Golder Turkey.
•	Metallurgical studies (scoping level) - Hacettepe Mineral Technologies (HMT).
•	GRG Amenability Testing – HMT.
•	Drilling of deposit – Artmin.

A site visit was carried out in 14 July 2016 for 6 days by Rodney Webster Principal Geologist of AMC.

Table 2.1	Qualified Persons responsible for the preparation and signing of this Technical Report

Qualified Person	Position	Employer	Independent of Artmin	Date of Site Visit	Professional Designation	Sections of Report
Rodney Webster	Geologist	AMC Consultants Pty Ltd	Yes	14 July 2016	Geologist	4 to 27

The scope of the personal inspection of the property undertaken by the Qualified Person covered:

•	Interviews on site with project personnel.
•	Site tours of existing and planned site infrastructure.
•	Examination of drill core, core processing and sample preparation facilities.
•	On-site examination of plans, cross sections, photographs and other diagrams.

The Technical Report is based on:

•	Information provided by Artmin Madencilik (Artmin) JV partners.
•	Data collected during a site visit undertaken by the Qualified Persons.
•	Discussions with Artmin personnel located in their office in Turkey.

Sandstorm was provided with a draft of this report to review for factual content and conformity with the brief.

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3	Reliance on Other Experts

The Qualified Persons have relied, in respect of legal aspects, upon the work of the Expert listed below. To the extent permitted under NI 43-101, the Qualified Persons disclaim responsibility for the relevant section of the Technical Report.

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4	Property Description and Location

4.1	Location

The Property is situated within the Eastern Pontides tectonic belt, which coincides with the 500 km long, and 50 to 75 km wide mountain chain extending along the south-eastern Black Sea coastline. The Hod Maden Gold-Copper Project is located approximately 20 km southeast of Artvin and 130 km northeast of Erzurum in north-eastern Turkey near the border with Georgia. The project infrastructure currently comprises an exploration camp with no mining commenced at the site (Figure 4.1 ).

Figure 4.1 Project location plan (north direction is up the page)

Source Mariana Resources

The Project uses ED50 co-ordinate reference system (CRS) and projection UTM Zone 37N. The Project centre coordinates are:

•	Northing 4,542,200 m
•	Easting 740,600 m

4.2	Property ownership

AMC provide this information for reference only and recommends that land titles and ownership rights be reviewed by legal experts.

Confirmation of ownership was completed in the McDiarmid report date March 1, 2017. AMC has not reviewed the ownership claims beyond what was stated in the above referenced technical report.

The north/south striking Hod Maden deposit is transected by the (locally) East-West trending Maden Creek Valley, with the valley populated by scattered neighbourhoods of residential dwellings. The village of Yukarimaden sits in close proximity to the deposit, while the village of Aşağımaden sits approximately 2km downstream. The total population of the Yukarimaden village is determined as 117 persons according to Turkish Statistical Institute records (TÜİK, 2016). Yukarımaden village is composed of clustered neighbourhoods in different regions. These neighbourhoods are located in the neighbourhood in the vicinity of the Project (Maden , Villages near the project area include Zorap (inside), Aktas (inside), Tepcik (300 m), Tırasoğulları (900 m), Bahçeli (900 m), Parmaklı (2 km), Çaylı (1.5 km) and Çömleyli (3 km).

The population of the region is generally living in the Artvin area or in other provinces, and returning to the villages as summer residences. There are believed to be few year-round inhabitants.

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The Hod Maden Property consists of Turkish Operating Licence 20050853 and Exploration Licences 201200321, 201201059 and 201201058 comprising a total land area of 7,394.25 hectares (refer to Table 4.1). The licences are 100% owned by Artmin Madencilik (“Artmin”), a 70%/30% Joint Venture between Lidya Madencilik and Sandstorm Gold Ltd. Teck retained a 2% net smelter return (NSR) on the concessions, which Teck subsequently sold to a subsidiary of Sandstorm Gold Ltd. (SSL) in January 2016.

Table 4.1	Licence details

Licence Number	Grant Date	Area (Ha)	Owner	Status	Due Date
20050853	02/04/2013	1,603.55	AMG Mineral Madencilik	Operation	04/02/2023
201200321	03/29/2012	1,908.15	AMG Mineral Madencilik	Exploration	29/03/2019
201201058	09/07/2012	1,891.15	AMG Mineral Madencilik	Exploration	09/07/2019
201201059	09/07/2012	1,991.40	AMG Mineral Madencilik	Exploration	09/07/2019

Figure 4.2	Licence Locations (north direction is up the page)

Source Artmin

4.3	Government obligations

The operating licence has fees as listed in Table 4.2 and the exploration licences require minimum expenditures, as listed in Table 4.4, to keep the licences active.

Table 4.2	Operating licence fees 2017

Payments (2017)	Operation Licence (20050853)
Licence Value (according to Mining Law)	43,848.00 TL
Forestry Land Permit Fee (52 drill sites)	36,284.75 TL
Forestry Land Permit Fee (30 drill sites)	36,924.61 TL

Note: Fees are in Turkish lira

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Table 4.3	Minimum expenditure until end 2019

Exploration Licence Number	Licence Value (2016)	Minimum Exploration Expenditure Requirements until 2019 (according to Mining Law Article 13)
201200321	4,384.00 TL	260,000.00 TL
201201058	4,384.00 TL	260,000.00 TL
201201059	4,384.00 TL	260,000.00 TL
Total	13,152.00 TL	780,000.00 TL

Note: Fees are in Turkish lira.

4.4	Review of ownership documents

Licence Documents indicates Artmin’s ownership of the three exploration licences and one operation licence for the Property. To the best of AMC’s knowledge, the applicable agreements are in good standing, and the representations and warranties given by the parties in each of them remain in effect and are still valid.

In addition, AMC is not aware of any other issues or liabilities (including surface rights or access) which could impact the future mining operations. AMC notes that Artmin will need to obtain additional and separate licences including an Unsanitary Enterprise Permit and Land Permit for Operation Licence 20050853. Further, Land and Forestry Fees will differ annually depending on work plans for exploration and operation.

4.5	Environment

AMC is not aware of any environmental liabilities to which the property is subject to, other than receiving the Forest permits from the Turkish government, which would impede access to the Government held land within the property or the ability by Artmin to complete the exploration programme. AMC is of the understanding that the permits for the Forest area by the Turkish Government should not be unreasonably withheld. The status of environmental permitting is as follows:

The following information was provided by Lidya Madencilik:

•	EIA “Not Required Permit” for 11 drilling locations was obtained on 2/12/2014.
•	The application of EIA “Not Required Permit” for production of 20050853 numbered licences’ operation permit was made on 31/12/2014. EIA “Not Required Permit” was obtained on 05/05/2015 for production.
•	“Hod Maden Property, Water Quality Sampling and Assessment Technical Report” has been translated into Turkish according to current legislation and then this Turkish report was submitted to Artvin Provincial Environmental Directorate.
•	EIA “Not Required Permit” for 15 drilling locations and 13 trenches locations obtained on 12/1/2014.
•	An agreement was made with land owners resulting in a Deed of Consent allowing for drilling on privately owned land.
•	All licence fees for the Hod Maden Project licences were paid on the 22/1/2015 and the receipts of tax assignment submitted to the Mining and Land Bureau (MLB) on 23/1/2015.
•	The application of EIA “Not Required Permit” for 98 drilling locations was made on 13/2/2015. EIA “Not Required Permit” was obtained on 19/3/2015 for 98 drilling locations.

An application for a forestry permit for production was made on 23/6/2015. The process continues.

A forestry permit for a total of 82 drill sites have now been approved on government land.

4.6	Financial agreements

There are currently no significant financial arrangements with third party stakeholders for this project, including off-take agreements, shipping and port handling agreements, land holder agreements or access agreements. There is an agreement in place to utilize the old school as an exploration office.

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4.7	Permitting and environmental liabilities

Under relevant mining legislation and the Turkish constitution, all minerals are under the ownership and dominion of the State and are not considered to be the property of the landowner where they are found. The State has the right to explore and operate these minerals; the State may transfer those rights to a real person or legal entity for a specific period and subject to payment of a royalty and compliance with all relevant licensing requirements.

Mining activities in Turkey are regulated by the Mining Law No 3213 dated 15 June 1985 (amended in 2005 by Law 5177 and 2010 by Law 5995) (the Mining Law), together with the Implementation Regulation on Mining Activities dated 6 November 2010 (amended from time to time) (the Mining Regulation) and the Mining Activities Permit Regulation dated 21 June 2005 (amended from time to time).

The Mining Law was significantly amended in 2010, and as a consequence, re-enactment of the Mining Regulation and amendment of the Mining Activities Permit Regulation were required. The immediate purpose of the 2010 amendment was to address the gap left by a Constitutional Court Decision which cancelled provisions under the Mining Law regulating the environmental permit regime. The changes targeted the regulation of exploration activities to ensure greater investment commitment, requiring investors to demonstrate their ability to make financial investments through a more detailed and monitored licensing regime. The amendments also aimed to improve protection for Turkey’s natural environment and wildlife through the introduction of restrictions on the areas available for mining and improve the administration of mining licensing to make it easier for the government to control unlicensed mining activities.

The Ministry of Energy and Natural Resources (MENR) is the ministry responsible for overseeing the mining industry. The General Directorate of Mining Affairs (the Mining Directorate), a department of MENR, grants licences and regulates mining activity. The Mining Law requires mining licences to be given according to certain mineral groups, and the licensing procedure for each class is slightly different. A licence received for a specific group may not provide a right to its holder for other groups. However, the Mining Law allows for multiple licences involving different categories of minerals in the same area. The area over which a licence can be granted is limited, up to a maximum of 2,000 hectares. There are three types of licence granted for prospecting and operating mines under Turkish law: an exploration licence (enables holder to carry out exploration activities in a specific area), an operating licence (enables holder to carry out operational activities), and an operating permit (enables holder to operate a mine).

Exploration licences

A person who wishes to explore mines in any region of Turkey must first apply for an exploration licence. When submitting this application, the applicant must pay an application fee (as announced by the Mining Directorate annually) and provide a guarantee to the Mining Directorate (in the form of a letter of guarantee, cash, or government bills or bonds). The first year following the issue of an exploration licence is a pre-exploration period during which the licensee must file a report which demonstrates the completion of the activities set out for the mine exploration project. The licence holder has to provide detailed information regarding its investment costs, and the minimum amount of investment made by it during the pre-exploration period has to be at least 40 per cent of the investment amount specified under the Mining Regulation. Artmin have complied with this requirement.

The pre-exploration period is followed by a general exploration period of two years for Groups IV (energy, metal and industrial minerals) and VI (radioactive materials) and one year for the other Groups, in respect of which the licence holder is required to submit a further report on exploration activities and costs. The Hod Maden project will produce Group IV metals. Again, the licence holder is required to invest a minimum amount during this period. Minimum financial investment amounts are determined by the Mining Directorate on an annual basis depending which Group the exploration licence covers.

For Group IV and VI mine exploration activities, prior to the expiry of the two-year general exploration period, an exploration licence holder must make a final filing. The fulfilment of this requirement allows the licensee to enjoy an additional four-year general exploration period during which it has to apply for an operating licence and continue to meet annual reporting requirements, specifying the investments relating to the exploration activities and the visible reserves in the mine.

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Failure to comply with these obligations (including the minimum investment obligations) can result in revocation of the licence and forfeiture of the guarantee. Artmin’s current obligations in relation to exploration licences is provided in Table 4.4 below.

Operating licences

Applicants must apply for an operating licence before the expiry of their exploration licence, and it is compulsory to carry out exploration activities in order to request an operating licence. The validity of the operating licence is determined by reference to the visible, probable and feasible mineral reserves determined during the exploration period - its term may not be less than 10 years. This period can be extended, but this will depend upon the level of production. However, the total duration cannot exceed 60 years without the consent of the Council of Ministers. Artmin currently has one operating licence (20050853).

Under the Mining Law, the operating licence will be cancelled and the guarantee will be forfeit if production does not take place for more than three years within a five-year period due to any reason outside force majeure and unexpected circumstances. The same penalties will also be imposed if the total amount of production within a three-year period falls below a certain level.

Operating permits

Holders of operating licences must apply to the relevant governmental authorities or the Mining Directorate for the necessary permits to operate. An operating permit will only be granted if the operating licensee obtains a positive environmental impact assessment (EIA) certificate (or a certificate stating that an EIA is not required), land ownership permits, workplace opening and operation licences, and other special permits within three years from the effective date of the operating licence. Failure to do so will result in cancellation of the licence.

Unlike an operating licence, an operating permit will only be granted for the visible reserve areas. The remaining areas initially covered by the exploration licence and the feasible reserve areas which have not been converted to visible and potential reserve areas within three years (five years for Groups IV and VI) will be removed from the scope of the licence.

Operational activities must be started within one year following the operating permit date, failing which 10 per cent of the production amount stated in the permit application is payable by way of a state royalty payment for each year of inactivity.

Rights of foreign investors and government holding

Pursuant to Article 6 of the Mining Law, mining rights are only granted to Turkish citizens and Turkish legal entities. Although foreign natural persons and foreign legal entities cannot directly own mining rights, there is no restriction on foreign persons and legal entities in turn owning Turkish legal entities. However, the articles of association of relevant Turkish legal entities must clearly state that they can conduct mining business in Turkey.

There are no requirements under Turkish law that a Government entity holds an interest or share in a mining investment.

Protection of nationals

Employment laws regulating the employment of Turkish nationals apply to foreign nationals working in Turkey. Turkey also has laws regulating the acquisition of work and residence permits for foreign nationals who intend to work in Turkey. Foreign nationals can work in Turkey after obtaining work and residence permits, and there are no nationality restrictions. However, under Turkish law, employers are required to employ five Turkish employees for each foreign employee. In addition, there are further requirements with which the employer company must comply, such as a minimum share capital and a foreign shareholding ratio. None of these requirements present an impediment to the development of this project.

Fees, taxes, duties and royalties and tax incentives

Licences are subject to an application fee, an annual licence fee to be determined by the Ministry of Finance every year and a guarantee fee in the amount of one per cent of the annual licence fee per hectare.

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A royalty ranging between one per cent and four per cent of the mineral selling price is payable to the government annually; it is understood that four per cent is applicable for gold, silver and platinum, and two per cent for other Group IV metals like copper, lead and zinc that will be extracted from this orebody (although not when penalty elements). The amount of the royalty is increased by 30 per cent for mining activities in the areas that are under the ownership of the Treasury or the State.

Licence holders can obtain a royalty discount of 50 per cent for certain types of mineral if the minerals are processed at the licence holders’ plant within Turkey or if production is carried out by an underground operating method. This will be the case at Hod Maden.

The Mining Regulation also introduced the concept of an “environment-friendly guarantee”, which is an annual guarantee payment which becomes payable when the mine production becomes operational.

The basic corporate income tax rate levied on business profits is 20 per cent, while dividends are subject to 15 per cent tax. There is no restriction on repatriation of profits and no import duty for new mining and processing equipment. There are no prescriptive requirements in respect of the financial capacity of investors, but the licensing and monitoring regime outlined above aims to ensure continued investment as a requisite to maintaining the necessary licences.

Protection of the environment

Under the Environmental Law (dated 11 August 1983 as amended from time to time) and the Environmental Impact Assessment Regulation (dated 17 July 2008 as amended from time to time), investors are required to undertake an environmental impact assessment in order to conduct certain mining activities that fall within the scope of the Environmental Impact Assessment Regulation.

The 2010 amendments to the Mining Law simplified the process for obtaining necessary environmental permits by preventing the restriction of mining activities by secondary legislation or discretionary practices by other governmental authorities. The 2010 amendments also give MENR the power to prohibit mining activities on certain types of land, provided that the vested rights of individuals are protected and the opinions of the relevant authorities in charge of the land are obtained.

Furthermore, public authorities are required to inform the Mining Directorate of any special protection areas (e.g. military areas, national parks, preserved forests, and coastline areas).

The Mining Law and the Mining Directorate regulate mining activities in such special protection areas. The Hod Maden Project is not in any special protection areas.

Current licence fees (sunk costs) are depicted in Table 4.4. These licences enable Artmin to undertake the following activities within the leases on Forestry lands. Activities on private lands require the consent of the owners.

Table 4.4	Operating licence fees 2017 and 2018

Payments (2017)	Operation Licence (20050853)
Licence Value (ACCORDING TO MINING LAW)	43,848.00 TL
Forestry Land Permit Fee (52 drill sites)	36,284.75 TL
Forestry Land Permit Fee (30 drill sites)	36,924.61 TL
Payments (2018)	Operation Licence (20050853)
Licence Value (ACCORDING TO MINING LAW)	50.193,00 TL
Forestry Land Permit Fee (Road)	9.481,79 TL
Forestry Land Permit Fee (30 drill sites)	49.875,76 TL
Forestry Land Permit Fee (30 drill sites)	63.242,36 TL
Forestry Land Permit Fee (28 drill sites)	59.965,79 TL
Forestry Land Permit Fee (52 drill sites)	49.011,49 TL

Note: Fees are in Turkish lira.

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Although activities are limited to those prescribed, it is also a requirement to commit to expenditure on the leases to keep them in good standing. These costs are summarized below in Table 4.5 and will be offset by pre-development capital expenditure in the cost estimate.

Table 4.5	Exploration licence fees and minimum expenditure until start/end 2019

Exploration Licence Number	Licence Value (2018)	Minimum Exploration Expenditure Requirements until 2019 (ACCORDING TO MINING LAW ARTICLE 13)	Comments
201200321	5.018,00 TL	343.410,00 TL	up to March 2019
201201058	5.018,00 TL	343.410,00 TL	up to July 2019
201201059	5.018,00 TL	343.410,00 TL	up to July 2019
Total	15.054,00 TL	1.030.230,00 TL

Note: Fees are in Turkish lira.

To date impact on the site has been minimal. Most drillholes have been (not) adequately capped and others are programmed to be capped by the incumbent exploration team. Similarly, the exploration tracks and drill platforms will ultimately be rehabilitated as part of the environmental management plan which is described in part 20.

In order to develop the mine numerous permits will be required.

4.8	Other significant factors and risks

Beyond the risks of land purchase/resumption and obtaining permits to construct, operate, obtain and use reagents and explosives, there is NGOs to consider. There has been considerable disruption in Artvin recently and the residents continue to resist the opening of a gold and copper mine in the Cerattepe area for more than 20 years. After years of resistance, the conflict is still ongoing. The residents of Yukarimaden seem to be very receptive to the project, however some of the residents of Aşağımaden (who will be less impacted) less so and have made signs demonstrating their dissatisfaction. Artmin do not see this as a major impediment to project development, but effort will be required to ensure that similar disruption does not occur.

Water supply is a significant unresolved risk, as is water disruption to people downstream of the site.

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5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility and infrastructure

The Property is accessible from Artvin city (20 km) or from Erzurum city (130 km by road via Yusufeli). The highways from Artvin or Erzurum are paved up to the new main road junction along the new reservoir on the Coruh River. The road leading from the reservoir to the working area and nearby Yukarimaden village is partly asphalt. Erzurum is the site of an international airport.

Yukarimaden village lies within the Property and has power, water, and sewage. The school has closed due to insufficient student numbers and the school building is used by Artmin a as a base for exploration activities. A high-tension power line stretches across hilltops above the Project area.

Two concentrate handling facilities and ports are situated on the Black Sea coast near the Project. The closest is Hopa, approximately 120 km by road from Yukarimaden. Hopa was built to handle copper concentrate from the nearby Murgol mine. The second is Cayelli, approximately 200 km from the Project. Hod Maden has multiple options for smelting including the Turkish copper smelter at Samsun, Swedish smelters at Boliden and options of other European smelters.

5.2	Climate and physiography

The area surrounding the Project is characterized by moderate to steep hills of exposed rock, soil cover and vegetation. Elevations range from approximately 800 m to 1000 m above sea level in the Project area. The regional climate is oceanic (Koppen climate classification), wet all year with cool summers resulting from the nearby Black Sea and slight elevation. Average monthly rainfall ranges from 40 mm to 80 mm with the wettest months from April to June.

There is little agricultural land, restricted to terraces and narrow valley floors. There is no industry apart from a rapidly developing hydro-electric power system further downstream along the Coruh River. The only income for the region is from agriculture, tourism, herding animals on the mountainsides and beekeeping.

Exploration and mining activities can be conducted all year, only requiring proper water run-off mitigation strategies.

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6	History

6.1	Mining history

The Hod Maden deposit, (“maden” means mine in Turkish, “hod” is a local plant name in Georgian), is located in an important copper mining district. Note that the Project was previously referred to as Hot Maden, but the name has been changed to Hod Maden in accordance with local custom. South of the provincial capital, Arvin, lies the volcanogenic Murgul copper mine and mill complex, near the border with Georgia. The high-grade Cerratepe VMS deposit, also near Artvin city, was found in recent years by Cominco. Cominco’s discovery team included Firuz Alizade who currently directs Lidya’s exploration at Hod Maden.

Mining at Hod Maden may pre-date the rise of the Ottoman Empire (14th Century) and the keeping of historical records. The presence of slag overburden in holes HTD-04 and HTD-05 suggests pre-Russian mining at Hod Maden. The tailings and waste from Russian operations are located in the southern part of the Property. In 1886 the Property was in the territory of Russia and the operation of Hot Mines was given to Mr. Simonides by the Russian government. Hot Mines, which are mostly in the southern part of the Property, were exploited by this group from 1888 to 1904. A memorandum referring to this region by Mr. Robin reports that some 500 to 700 tons of copper per year were produced during this period. The mining method was underground narrow vein mining reported to have used an 8% copper cut-off grade. These figures cannot be corroborated and cannot be relied upon. The mining operation was closed sometime between 1904 and 1911.

In 1913, the mine was acquired by the Russian Hot Company. Exploration, including drilling was carried out by this company, however the results are not available. The Hot Company started construction of a new metallurgical plant and access road following the exploration campaign. The Company's activities ended in 1921 when the Russians were expelled and the region returned to Turkey. Current residents of the local villages near Hod Maden recount stories that the Russians began but did not finish a tunnel in the direction of the Hod Maden discovery hole area.

The mine site was acquired by the Mineral Research & Exploration General Directorate (MTA) in 1942. During 1942 to 1943, limited geophysical field measurements, re-opening of the underground workings and sampling were carried by MTA. The analysis from 109 samples taken from mostly narrow-vein occurrences returned an average grade of 2.57% Cu.

The following is a chronology of events since 1943:

•	1946 – Final report by MTA on the geology of the Hod Maden property; additional geophysics and drilling recommended in the area of the old Russian mining in the southern part of the 8+ km long anomaly.
•	1966 – Hot Artvin Pb-Zn-Cu Mineralization report by Dr.R.Ovalıoğlu of MTA.
•	1970 – Geology around Belizor Meydan (Hot) Districts report by Mehmet Doyuran of MTA.
•	1974 - Drilling by ETI Bank in the south area of the Hod Maden prospect in the area of the rhyolite breccia (results not known); on basis of IP and Turam geophysics. Drilling was proposed in the northern part of Hod Maden, where Lidya drilled in 2014.
•	1976 – Geological Report of Pyritic Cu-Zn-Pb Mineralization report by Satir and Ererenn of MTA.
•	- IP and Turam geophysical work.
•	1991 – Anglo-Tur (Anglo American) at Hod Maden report by Richard Sillitoe; recommending the area that was eventually drilled by Lidya.
•	1992 – Anglo-Tur drills 6 holes but the results of drilling are unknown.
•	2005 - The exploration licence was acquired by application on behalf of Teck. The licence area is 1,603.55 ha
•	2011, July 7 – Turkish government (MIGEM) announces plans to auction 1,252 mining licences commencing 9/1/ 2012 and finishing 24/5/2015.
•	2012, March 29 AMG acquired the Exploration Licence number AR201200321 with an area of 1,908.15 ha
•	2012, May 6 – AMG signs a Confidentiality Agreement with Teck for their Hod Maden property data (old Russian Mine area) immediately south of Hot North. There is very little data, comprising several anomalous gold assay results provided by Teck after many years of holding the property.
•	2012, May 15 – AMG changes its name to Aegean Metals Incorporated (Aegean), based on its exploration activities in Turkey.
•	2012, July 9 - Exploration Licence AR201201058 was obtained on behalf of Teck (area 1,891.15 ha)

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•	2012, July 9 - Exploration Licence AR201201059 was obtained on behalf of Teck (area 1,991.4 ha)
•	2013, June 24 – Anglo ceases discussions on giving Aegean Metals their drilling results data from their 1991-1992 exploration, stated as being for legal reasons – no further explanation was given.
•	2013, February 4 - Operation licence was acquired with the term of the operation licence for 10 years.
•	2013, June 1 - Exploration Licences AR201201058 and AR201201059 were transferred from TECK to AMG.
•	2014, March 27 – Letter of Intent signed between Lidya and Aegean, after Lidya conducts a private field examination.
•	2014, July 2 - Aegean enters into agreement with Turkish partner Lidya, allowing Lidya to earn up to 70% of the Hot property, including both the Hot North auction property and the Hod Maden property acquired from Teck. Lidya immediately begins to permit drillholes on the private lands, avoiding the problems of permitting on the forest lands.
•	2014, September 18 – Due to lack of funding by Aegean, Aegean and AIM-listed MARL announce merger.
•	2014, December – Lidya carries out drilling of the first seven holes entirely within the Hod Maden concession originally held by Teck and acquired by Aegean.
•	2015, February 12 - “EIA Not Required” permit for 13 drillhole locations and 15 trench locations was obtained for Exploration Licence AR201200321.
•	2015, March 19 - “EIA Not Required” permit for 101 drillhole locations.
•	2015, May 5 - EIA permit was obtained for a meteorological station within Exploration Licence AR201200321.
•	2015, June 23 - “EIA Not Required” permit for 7 drillhole locations and 29 trench locations. was obtained for Exploration Licences AR201201058 and AR201201059.
•	2015, June 24 - Application of pre-forestry permit was made.
•	2015 October 1 - EIA Not Required” permit obtained.
•	2015, November 20 - GSM permit was obtained.
•	2015, October 8 - The forestry permit obtained for 52 drilling locations.
•	2015, December 30 - The company’s name changed to Artmin.
•	2016, January 13 - Application for operation permit was made.
•	2016, May 5 - EIA permit obtained.
•	2016, May 26 - forestry permit obtained for 30 drilling locations.
•	2015, August 18 – MARL release the maiden Mineral Resource estimate, undertaken by RPM in accordance with the JORC reporting code, 2012 Edition.
•	2015, November 10 – MARL NI43-101 Hod Maden Gold Copper Project NI43-101 lodged on SEDAR.
•	2016, January 26 – MARL announces Execution of Hod Maden JV with LIDYA at 30%. Mariana and 70% LIDYA, the board makeup of three directors from LIDYA and one from Mariana, 20,000m of drilling and a Preliminary Economic Assessment (PEA) in 2016.
•	2016, January 13 - The application of operation permit.
•	2016, March 7 – EIA Not Required obtained for 16 drilling locations.
•	2016, May 5 - EIA Not Required” permit obtained. For AR21020031 Licence EIA permit obtained for meteorological station.
•	2016, June 23 EIA Not required permit obtained for 7 drilling locations and 29 trenches on AR201201058 Licence.
•	2016, December 29 - The pre-forestry permit obtained.
•	2017, March 1 – MARL NI43-101 Technical Report Preliminary Economic Assessment Hot Maden Gold Copper Project Artvin Province, Turkey filed on SEDAR
•	2017, March 17 – EIA exemption permit obtained for 78 drilling locations and 22 drilling locations on AR201201058 Licence. 2017, April 26 - Sandstorm and Mariana announce a proposed scheme of arrangement for Sandstorm to acquire 100% of all Mariana shares outstanding for total consideration of 28.75 pence in cash and 0.2573 of a Sandstorm share for each share of Mariana owned.
•	2017, July 3 – Sandstorm closes acquisition of Mariana and assumes their 30% interest in Artmin.
•	2017, July 20 - Forestry permit obtained for 30 drilling locations.

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7	Geological Setting and Mineralization

Several studies have been carried out and are summarized below

7.1	Regional geology (from Henricksen, 2015)

Turkey is located in the Alpine Orogenic Belt between the Eurasian Plate in the North, and Arabian and African Plates in the South. Four main east-west trending tectonic belts cross the country from north to south. These are the Pontides, Anatolides, Taurides and Border Folds, all of which are the result of ongoing continental collision, subduction and sedimentation during the Mesozoic era. The Hod Maden Project is situated within the Eastern Pontides tectonic belt, which coincides with the 500 km long, and 50 to 75 km wide mountain chain extending along the south-eastern Black Sea coastline. Geologically, the Eastern Pontides formed as part of an island-arc system, generated by the subduction of the floor of the Tethyan Ocean and associated with the Alpine Orogeny, during the Jurassic and Neogene periods.

The Project lies on the eastern margin of an extensive domain of Cretaceous age arc-related volcanic stratigraphy reportedly of similar age to the volcanic domain extensively exposed further north in the Artvin district and northwest towards the Black Sea coast; which hosts several volcanogenic massive sulphide type (Cayeli, Cerattepe) deposits. Several small inliers of Tertiary (early to middle Eocene) age volcanic units are mapped in the more eastern volcanic domain in the Ardanuc and Ardala sectors and the true extent of these Tertiary inliers may well be under-represented in the poor quality regional mapping. A feature of interest is the sharp linear north to north-northeast striking west boundary of the domain, which may reflect an important orogen-oblique (and possibly deep-rooted basement) structure.

A regional geological map of north-eastern Turkey is shown in Figure 7.1.

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Figure 7.1	North-eastern Turkey regional geology (north direction is up the page)

GEORGIA
BLACK SEA
HOPA
ARHAVL
BORCKA
FINDIKL
MURGUL
Murgul
ŞAVŞAT
ARTVIN
Ardala
Cerattepe
ARDANUÇ
Salinbas
YALNIZ ÇAM DAĞLARI
Derinkoy
ÇAMLIHEMŞIN
TU3
Hot Maden
S11
S13
188±4 Ma
S5
TU6
S14
OLUR
AKDAG
YUSUFELI
153±3Ma
Çamlıkaya
CN 36
CN 39
ŞENKAYA
UZUBDERE
CLTU
ISFIR
NARMAN
TORTUM
KEY
S14 Dated sample location
Sediments & volcanics Post-Eocene
Sediments & volcanics Mid-Eocene
Dacite - Mid Eocene
0 10 Km
Proximal
Distal
Autochthon
AYZ
Olur - Tortum Zone
Suture Zone
Thrust Sheets
4
5
6
Granite (Jurassic-Cenozoic)
Volcanics and volcaniclastics (Late Cretaceous)
Carbonates and clastics (Late Jurassic-Early Cretaceous)
Clastic sediments (Late Jurassic)
Clastic and volcanics (Early-Mid-Jurassic)
Basement magmatics and metamorphics (Late Paleozoic)

Source: Callan 2013

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7.2	Local geology

Dacitic/rhyodacitic unit is the youngest unit of this volcanic package. Ferrocretes were randomly separated to the field and locally overlay the volcanic units. Unaltered Felsic Dome at the westernmost part of the field includes 5 cm to 15 cm thick joint/fracture sets that were filled by lead-zinc and copper mineralization. Hod Maden Fault Zone (HMFZ) has a NNE-SSW direction and 800 m thickness and it is obvious with strong alteration and sharp edges. This main fault zone consists of volcanic units (andesite/dacite) at the centre and volcano sedimentary unit at the sides. At the last phase of the magmatism felsic and mafic dykes cut all the mineralized bodies. While, gold and copper mineralization was related to almost vertical phreatic breccia body, lead and zinc mineralization was related to the argillic altered volcano sedimentary unit.

At the study area there is also E-W trending faults which intersect the main fault zone at Yukarı Maden village. Strongly crushed this junction area was preferred by the hydrothermal fluids because of the high porosity. North - northeast oriented HMFZ is about 0.8 km wide and 4.2 km long. The volcano-sedimentary unit which is located at the eastern part of the main fault zone dips towards the east at 80 to 90 degrees. The volcano-sedimentary unit is located at the western part of the main fault zone and dips west at 80 to 90 degrees. Gold and copper mineralization in the main ore body is hosted by strongly silicified breccia that consists of jasperoidal silica clasts, quartz/pyrite and quartz/chalcopyrite veins. At the deeper level of the mineralization, an anhydrite phase was observed. This anhydrite phase which includes chalcopyrite mineralization cuts the breccia body and dilutes the gold grades. The gold/copper mineralized body is surrounded by lead and zinc mineralization. There is an alteration zonation that comprises argillic alteration at the centre and propylitic alteration at the peripheral of the argillic alteration.

There is wide spread silicification and argillic alteration with iron oxide along the main fault zone. From detailed mapping and drilling studies, it is considered that disseminated or vein type Au-Ag-Cu-Pb-Zn mineralization is accompanied with dense pyrite mineralization. Copper mineralization at depth was observed as copper oxide staining at the surface. Gold mineralization occurred as least 2 different phases which are gold intimately associated with pyrite and gold with chalcopyrite. Rock samples and soil sample anomalies show coincidence with the north-northeast oriented main fault zone. It is also possible to see old adits, dump materials and slags all around the project site.

The following local geological description is sourced from (Callan, 2013).

Mineralization is hosted within a broadly north-south striking volcanic-sedimentary sequence of mafic to locally dacitic composition, suspected to be of early to middle Cretaceous age. Lithologies mapped in the eastern part of the project area principally include:

massive feldspar porphyritic and locally amygdaloidal units (likely comprising sub-volcanic intrusions or thick flows) of inferred andesitic composition.

occasional columnar jointed sills of more mafic composition.

locally quite voluminous coarse monomictic andesite porphyry clast breccias.

Forming a prominent swath in the central part of the sector is a series of well-stratified locally fine fragmental quartz-bearing volcanic sediments (epiclastics) and variably reworked tuffs, some components of which are weakly calcareous. Litho-types include volcanic siltstones, sandstones and fine to coarse-grained immature crystal-rich pebble-cobble clast-bearing volcanic tuff-wackes. Thin blue-grey limestone horizons are locally present. This bedded sequence persists into the north-eastern part of the project area, giving way up-dip to an assemblage of well-stratified purple-grey and greenish hued andesitic volcanic units forming the western edge of a more extensive, possibly younger domain to the east of the sector, and which could be of a more sub-aerial nature.

The south-eastern part of the project area is underlain by a series of thick-bedded to massive feldspar porphyritic units and coarse breccias of andesitic composition. Their precise age relationship with the more conspicuously bedded sub-aerial andesitic domain exposed to the northeast of the sector is unclear. They could be related or alternatively comprise a distinct litho-stratigraphic unit.

Forming a prominent feature in the southern part of the mapped area is a locally coarse quartz-phyric to commonly more aphanitic, in-part spherulitic and strongly flow-banded felsic dome of dacitic to rhyodacitic composition with locally very well-developed auto-breccia facies. Where unaltered, the felsic dome presents a greenish chloritic nature. Precise age relations with adjacent volcanic stratigraphy are poorly constrained, though the dome likely intrudes the bedded dacitic volcaniclastics and more massive andesitic litho-types to the west. Contacts with the massive to thick bedded andesite to the southeast could also be in-part intrusive, suggesting that if this andesitic domain is younger than the well-bedded volcanic sedimentary sequence to the west, then the dome may be younger still.

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Cutting the felsic flow-dome are a series of north to northwest striking fine-grained to coarsely feldspar and hornblende porphyritic andesite dykes, and more interestingly, sparse feldspar-quartz porphyry dykes. Both are overprinted by mineralization, with the feldspar-quartz porphyry dykes providing some evidence for a related underlying porphyritic intrusion. However, more obvious discordant coarse-grained or porphyritic intrusive phases, either as dykes or stocks, are uncommon in the area.

Locally preserved in areas of strong pyritization are small, crudely horizontally bedded remnants of ferricrete, locally “perched” at elevations well above present valley bottoms, attesting perhaps to rapid Neogene uplift and erosion in the region.

7.3	Structural geology

The following structural geological description is sourced from (Callan, 2013).

The Project has a complex structural architecture. Stratigraphic dips in the mapped area are recognized within well-bedded north-northeast striking volcaniclastic units in the axial part of the prospect showing typically steep east dips, as well as locally more sub-vertical and even locally steep east dips. Extensively exposed volcanic-sedimentary units exposed to the west of the project area, almost certainly represent part of the same regional stratigraphic package, show similar sub-vertical dips, and thus a very broad steeply-dipping domain is indicated. Locally occurring on the outcrop scale are district-scale litho-structural more sub-horizontally bedded “lithons” bounded sharply by the steeply dipping stratigraphy, these perhaps representing hinge zones of folds, the limbs of which have been sheared out. The more massive volcanic porphyry and breccia units in the western area are part of the same volcanic-sedimentary package, and could be similarly steeply dipping, though local vertically oriented columnar joining in mafic sill-like bodies might hint at preservation of shallower dips in these more massive units, with high-strain now partitioned into well-bedded, fine volcaniclastic components, and manifested as very steeply inclined bedding, folding, bedding-parallel shear, and perhaps local transposition.

Andesitic stratigraphy, mapped in the very north-eastern edge of the project area, shows steep east dips which, further east beyond the mapping area, become shallow east-dipping, with local west dip reversals, reflecting development of large-scale folding.

Massive to very thick bedded andesites in the south-eastern part of the project area show conspicuously highly discordant east-west strikes and moderate north dips, with a major north northeast striking fault (the “Hot East Fault”); separating this domain from the dacitic bedded volcaniclastic units immediately to the west. The north limit of the massive andesites may be bounded by an east-west striking, north dipping (bedding- parallel?) reverse fault, the hanging-wall of which comprises north dipping, dacitic volcanic units occupying the limb of a large-scale northeast plunging syn-formal fold.

A vast array of faults, including both low-angle and steeply dipping structures, is present in the mapped area. Some faults control distribution of mineralization and broader hydrothermal alteration.

Perhaps the most important structural feature, closely associated with the main mineralized occurrences and broader altered corridor, trending north northeast through, and coring the property, is a complex north to north-northeast trending zone of faulting (the “Hod Maden Fault Zone”, hereafter ‘HMFZ’). It includes an en-echelon series of prominent north to north-northeast striking, steep west dipping to vertical faults; developed on the western margin of the stratified dacitic volcaniclastic sequence, proximal to their contact with more massive, porphyritic, vesicular and brecciated andesites to the west. The most prominent faults, comprising foliated, gouge-rich zones several metres wide, generally occupying the sharp contact between the very well bedded and laminated units forming the bulk of the stratified dacitic sequence and a thin sequence of more crudely bedded, locally conglomeratic units forming the western margin of the sequence. Localization of the faulting appears to have been strongly influenced by competency contrasts between the bedded dacitic volcaniclastics and the more massive andesitic units immediately to the west, the latter almost certainly acting as a rigid buttress, focusing fault-related deformation into the adjacent “soft” bedded volcaniclastic domain, with structures propagating particularly where lithologically-related contrasts are most pronounced.

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Also noted locally in the structural zone, and likely interacting with the prominent steep elements, are more moderate to steeply east dipping north-northeast striking bedding parallel faults which commonly localize stratabound mineralization and alteration.

While best exposed in the central part of the prospect on the two road sections, the HMFZ almost certainly persists into the southern part of the project area, essentially following the controlling lithological contact.

Also significant is the north-northeast striking very steep east dipping to vertical fault (“Hot East Fault Zone”), separating the north dipping massive andesitic domain in the southeast from the main steep east dipping volcanic-sedimentary package occupying the bulk of the central and western parts of the area.

This fault feature is very clearly displayed in the sharp northwest trending ridge occupying the central part of the project area, and the north segment of this structure clearly controls another conspicuous swath of alteration paralleling the main altered valley to the west. Displacement on the fault is not well-constrained though shear fabrics in its north extension suggest an east side up component. The felsic flow-dome dominated geology in the south part of the mapped area lies at the intersection of the south extension of this north-northeast striking, sub-vertical structure with inferred more southwest to west southwest striking structures, suggesting that these faults or their early manifestations may have been important in controlling dome emplacement.

Other faults include a set of more southwest to west-southwest and more west striking steep structures in the central and southern part of the project area as well as more north-northwest striking moderate to steep east dipping faults. The latter, together with more southwest striking faults, in-part bound the flow-dome exposed in the south. Also inferred are more localized northwest striking structures which cross-cut and locally offset the more north-northeast trending stratigraphy. Commonly observed at the outcrop scale are both east and west dipping low-angle, likely contraction type structures, which in proximity to the main mineralized corridor, often host alteration. A post-mineral set of east dipping low-angle faults shows very clear, though generally minor reverse displacement.

Quite significant syn or post-mineral deformation is indicated by several features including:

(i)	Locally foliated, schistose nature of altered zones,
(ii)	Boudinage of mineralization,
(iii)	Slip planes in altered material,
(iv)	Gouge overprinting of sulphides in mineralized fault zones,
(v)	Locally very clear but generally minor offsets of vein-type mineralization.

7.4	Mineralization and alteration

The following mineralization and alteration description is sourced from (Henrickson, 2015) and (Callan, 2013).

Gold-copper mineralization is broadly associated within a sub-vertical, north-northeast trending fault zone (the “Hod Maden Fault Zone”), with mineralization occurring in andesitic breccias and dacitic tuffaceous sediments as quartz-sulphide (pyrite-chalcopyrite) +/- hematite/jasperoid breccias and locally massive sulphides (pyrite-chalcopyrite). The highest-grade Au-Cu mineralization appears to lie along the eastern margin of the Au-Cu mineralized zone; see Figure 7.2 Stratabound-style Zn-Pb (sphalerite-galena) mineralization flanks the Au-Cu zone to the east and locally to the west. Hydrothermal alteration adjacent to the Au-Cu zone is dominated by argillic and phyllic assemblages.

The Hod Maden Fault Zone at surface is a broadly north-northeast striking corridor of gossanous and locally argillic/phyllic hydrothermal alteration that strikes through the property for seven plus kilometres with a width of up to 300 m. Locally it has intense pyrite/chalcopyrite with a significant component of supergene clay alteration.

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In the south zone, quartz-sulphide vein type mineralization and breccias containing sulphides; locally reaching massive to semi-massive proportions and often coarse-grained, including pyrite, sphalerite, chalcopyrite and galena with associated gangue of coarse crystalline to comb quartz, minor calcite, possibly Fe carbonate, chlorite, barite and minor pink rhodochrosite. Early deposition of fine-grained pyrite is evident, perhaps followed by coarse sphalerite; locally with quartz, coarse pyrite and galena. Post-dating some massive sphalerite deposition are at least two generations of comb quartz-pyrite-chalcopyrite veins which both follow and locally crosscut the early stage vein structures. This paragenetic stage may correspond with Cu mineralized veins in the central part of the property. Here quartz-pyrite-chalcopyrite veining locally overprints the margin of the adjacent clay-sericite-pyrite altered felsic flow dome.

In the central zone, quartz-sulphide vein mineralization styles are very similar to the south zone, though differ by the presence of sphalerite and galena in veins proximal to the main fault.

Figure 7.2	Composite section looking north through the Central Zone showing mineralization styles

Source: Callan, 2013

The Central/North zone comprises the current focus for drilling and hosts the discovery drillhole HTD-004. Drillholes have intersected stratabound Au-Cu, both in silicified and brecciated andesite and massive “bedded” sulphides, “overlain” by zinc mineralization in volcaniclastic rocks. Extremely high-grades of gold, along with accompanying copper and zinc, characterize the mineralization in this area. Jasper is frequently present in association with breccia and ultra-high-grade zones, although the correlation is not rigorous.

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8	Deposit Types

The Project area is prospective for several deposit types. The Hod Maden properties are located in the Eastern Pontides metallogenic province, a tectonic belt comprising part of a volcanic island-arc system. The province is of Jurassic through Miocene age and hosts a great number of base metal deposits (Figure 8.1) The province extends over an area of more than 500 km east-west and 50 km to 75 km north-south and consists of a 2,000 m to 3,000 m thick sequence of volcanic rocks with minor intercalations and lenses of marine sediments which are divided into three stratigraphic cycles. The ratio of economically important base metal deposits changes along the general strike of the province from east (Cu>>Pn+Zn) to west (Pb+Zn>>Cu).

Approximately 40 km to the northwest of Hod Maden the Murgul Cu-(Pb-Zn) deposit is one of Turkeys largest copper producers. Genetically, Murgul is assigned to a sub-volcanic-hydrothermal formation related to island-arc volcanism. It has been interpreted as a transitional type tending to porphyry copper deposit style (Murgul type). By comparison, the deposits of the Lahanos and Madenköy, 170 km west of Hod Maden, in the western part of the metallogenic province are assigned to the Kuroko-type. Closer to the Project, several deposits have also been documented to be of volcanogenic massive sulphide type (VMS) including Cayeli, an operating mine and Cerattepe, a potentially viable operation. Just 25 km to the north of Hod Maden lies the Ardala-Salinbas prospect which is an intrusion related system with the mineralization hosted in limestones that stratigraphically overlie the Hod Maden volcano-sedimentary package.

Figure 8.1	Deposits of the Eastern Pontides Turkey, Georgia, Armenia and Azerbaijan

Source: Intierra Maps November 2013

Because of these nearby deposit styles, MARL’s initial exploration focus was on the VMS type mineralization. Consultant geologist Nick Callan was engaged by MARL to validate the concept of the VMS type target at Hod Maden, and to modify the exploration models given evidence to the contrary. After mapping the Project area, Callan concluded that much of the textural and mineralogical evidence together with suggested late timing of mineralization indicated that the Hod Maden prospect is more likely to be an epigenetic polymetallic vein type, perhaps with intermediate-sulphidation epithermal (or sub-epithermal) affinities. Many observed features are more readily explained in this context, rather than in a VMS type setting and many alteration features normally associated with the VMS deposits are not apparent from the current mapping.

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Subsequent drilling at the Project and the discovery of “bonanza gold” grades has reinforced Callan’s early interpretation. Currently, there is no evidence of “exhalative” sulphide mineralization, although the brecciated jasper seen in the drill core could indicate that a silica “cap” may have been at one time present on top of the massive sulphides but has been destroyed by later movement along the Hod Maden Fault Zone.

The current view of MARL/Lidya in relation to the genetic model for Hod Maden favours a sub-volcanic hydrothermal model with the bulk of the breccia style mineralization formed between the epithermal and porphyry levels. This is similar to the high-sulphidation epithermal type although lacking significant concentrations of enargite and silver (Figure 8.2).

Figure 8.2	Generic high-sulphidation epithermal model

Source: Mirasol Resources

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9	Exploration

Surface exploration studies such as mapping and geochemical sampling were carried out by AMG Company (AMG). During these studies, AMG made detailed mapping on the license within ER 20050853 and collected 403 rock samples, 126 soil samples and 42 stream sediment samples from the project site. Rock channel samples collected from two different targets return encouraging results helping to move the project forward. Average results were 128 m @ 1.34 g/t Au with maximum grade 14.4 g/t Au and 90 m at 1.74 g/t Au with maximum grade 53.90 g/t Au.

Polimetal Madencilik’s (Polimetal a subsidiary of Lidya Madencilik) priority at the project site was to follow up and re-sample AMG minerals rock channel samples. After the resampling process, detailed surface sampling which included 100 x 100 grid soil sampling and mapping study were done to cover all altered and mineralized zones. Polimetal then drilled a total of 1,590 m at seven drillholes during drilling stage Phase-1. Promising assay results lead the project to drilling stage Phase-2. The main aim of Phase-2 drilling was to test the 860 m long by 550 m wide zone that was highlighted by soil sample anomalies. The planned drilling programme in Phase-2 was a 50 m x 50 m grid drilling. Phase-2 drilling was prioritized as four different stages with a total of 24,890 m of drilling which includes 10,150 m with the first two priority group holes.

Geotechnical applications such as uniaxial-triaxial compression test, sliding plane and crushing/sieving tests were done by Polimetal at seven drillholes. All the geotechnical operations were overseen by FugroSial Company.

Between years 2015 and 2016 environmental studies were carried out by Golder Associates Consultancy.

Samples for floatation tests and mineralogical studies were collected from gold and copper mineralized zones at drillholes HTD-01, HTD-04 and HTD-05. These samples were sent to Hacettepe University and Actlabs Canada. Results from these studies showed that ore ore was amenable to flotation of a copper concentrate with significant gold content.

Thin section studies done by Karadeniz Technical University and Istanbul Technical University from 22 samples highlighted that the mineralization has at least two different hydrothermal phases. Pyrite > sphalerite and chalcopyrite > galena and chalcopyrite mineralization were observed within the first phase. There is no gold mineralization during this phase. At the second phase both pyrite with gold and chalcopyrite with gold mineralization were observed. From forming temperature point of view 1st phase’s temperature was around 350 to 400 degrees Celsius but the 2nd phase has formed at lower temperatures (epithermal conditions). To get more information about the forming temperatures of mineralization, detailed work such as fluid inclusion tests need to be done. There is also carbonate minerals such as dolomite detected.

9.1	Geological mapping

Consultant geologist Nick Callan was engaged by Aegean in April and May 2013 to undertake the following;

Complete detailed mapping, at an appropriate scale, of the central portion of the alteration/mineralization zone.

Validate the concept of a VMS type target, or modification of exploration models given evidence to the contrary.

Provide insight into the geometry of mineralization with a view to optimizing geophysical surveys envisaged to form part of the near-future exploration strategy.

Callan completed 4 km2 at 1:2500 scale geological mapping, covering the south and central parts of the north-south trending mineralized and hydrothermally altered zone covering the property. Mapping was conducted on a well geo-referenced Quickbird™ image and compiled in a Mapinfo GIS database. Thumbnail maps are shown in Figures 9.1 to 9.3 which were supplied to Aegean as Mapinfo workspaces.

Exposure in the steep and deeply incised map area is typically in the order of 80% to locally 100%, though access for mapping throughout much of the Project area is hampered by the steep cliff forming exposures, or in strongly hydrothermally altered areas by treacherously steep, indurated gypcrete.

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Figure 9.1	Geological mapping at 1:2500 scale

4,543,000 mN
4,542,750 mN
4,542,500 mN
4,542,250 mN
4,542,000 mN
4,541,750 mN
4,541,500 mN
4,541,250 mN
4,541,000 mN
4,540,750 mN
4,540,500 mN
4,540,250 mN
739,750 mE
740,000 mE
740,250 mE
740,500 mE
740,750 mE
741,000 mE
741,250 mE
741,500 mE
741,750 mE
N
Fe-crete
vs,t,lst_dac,and
v,t,vs_and
Hot Main Fault Zone
Hot East Fault
v,iv_and,(bas)
Fe-crete
Central W structural corridor
vs,t,lst_dac,and
v,iv,tbx_and
Fe-crete
Fe-crete
i_fqp
i_fqp
vbx_and
id_and,bas
iv_dac,rdac
id_and,bas
id_and,bas
iv_dac,rdac
v,iv,tbx_and
0
250
500
metres

Source: Callan 2013

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Figure 9.2	Alteration and mineralization mapping at 1:2500 scale

4,543,000 mN
739,750 mE
740,000 mE
740,250 mE
741,000 mE
741,250 mE
741,750 mE
N
4,542,750 mN
4,542,500 mN
4,542,250 mN
4,542,000 mN
4,541,500 mN
4,541,000 mN
4,540,750 mN
4,540,500 mN
4,540,250 mN
0
250
500
metres

Source: Callan 2013

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Figure 9.3	Stratigraphic legend for geological mapping

Legend (to accompany 1:2500 scale geological mapping: Hot Maden Prospect)

Stratified units

Unit	Description
Fe-crete	stratified ferricrete
v,t,vs_and	bedded green grey and purple andesitic tuffs flows and tuffaceous sediments
v,iv,tbx_and	mass to thick bedded porphyritic andesites and andesite fuff breccias
vs,t,lst_dac,and	stratified andesitic to dacitic volcanic seds, tuff-wackes with local thin limestone beds
vs,t,lst_dac,and	crudely bedded andesitic to dacitic pebbly-cobbly tuff-wackes
vbx_and	coarse monomictic andesite porphyry clast breccia
v,iv_and,(bas)	massive porphyritic andesite, amygdaloidal andesite with local mafic sills

Intrusive units

Unit	Description
id_and,bas	intermeidate to mafic aphanitic to feldspar porphyritic dikes
i_fqp	feldspar-quartz porphyry dikes
iv_dac,rdac	flow-banded, locally spheruliticand quartz phyric dacite or rhyo-dacite
	dacite-rhyo-dacite auto-breccia facies

Source: Callan 2013

9.2	Surface soil and rock sampling

MARL and Lidya carried out sampling of surface rock and soils.

9.2.1	Rock samples

The original surface rock sampling of the road cuts by Aegean was carried out in 2012 (Figures 9.4 and 9.5). Sampling was carried out along two road sections approximately 400 m apart along strike within the central part of the property. The early rock sampling demonstrated that elevated Au-Zn-Cu grades was in some way associated with the HMFZ with grades from sampling recording 90 m at 1.74 g/t Au at the south road cut and 128 m at 1.34 g/t Au (including 5 m at 14 g/t Au sample) at the north road cut. Earlier interpretations were that these geochemical anomalies may have been the result of cross-faulting to the HMFZ. The recent drill results seem to indicate otherwise, and that the mineralization is related to stratigraphy and the HMFZ.

The mapping work undertaken by Callan in 2013 included the collection of 20 rock chip samples for multi-element ICP geochemical analysis. These samples encompassed the full spectrum of mineralization styles noted during the mapping. Nineteen samples were also collected for Portable Infrared Mineral Analysis (PIMA) to corroborate hydrothermal alteration mapping.

Callan concluded that the early massive pyrite is barren. Highest Au grades (<54 g/t) are associated with the quartz-chalcopyrite-pyrite paragenetic stage in the Central Zone as south-west striking narrow veins. High gold (5, 8 and 18 g/t) values occur in polymetallic sph-gal-cpy-py-qz veins in the southern zone. These may reflect the overprint of the combined qtz-cpy-py paragenetic stage on an early zinc rich stage. Disseminated replaced sulphides in the “Cemetery” area do not have significant gold or copper but do have very weak silver, high manganese, lead and zinc. This appears to be a separate stage that did not get overprinted by the copper-gold stage.

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Figure 9.4	Gold assay results from 2012 road cut channel sampling

36.0m @ 1.82 g/t Au
16.0m @ 12.6 g/t Au, 0.4 % Pb
52.5.0m @ 0.6 g/t Au
70.0m @ 1.55 g/t Au
42.7m @ 2.4 g/t Au, 0.3 % Cu
Rock Samples
(Au ppm)
< 0,2
> 0,2
> 0,3
> 0,5
> 1
> 2
> 3
> 5
> 10
> 30
100 m
ARTMiN
MADENCILIK
PROJECT NAME :
SCALE :
PROJECTION :
DRAFT BY :
DATE :
HOT MADEN
ROCK SAMPLE LOCATION
Au

Source: Artmin

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Figure 9.5	Zinc assay results from 2012 road cut channel sampling

3,375
17,500
8,741
10,100
8,139
5,519
10,500
15,500
18,800
16,300
2,219
11,500
8,566
17,000
11,400
46,200
8,805
32,900
2,909
76.0m @ 1.0 g/t Au, 0.8 % Zn
2,010
4,727
2,260
20,000
32,500
48,800
130,000
547,000
21,900
115,000
12,200
70.0m @ 0.2 g/t Au, 0.6 % Zn
Rock Samples (Zn ppm) / (Zn %)
< 1000 / 0,1
> 1000 / 0,1
> 3000 / 0,3
> 10000 / 1
> 30000 / 3
> 50000 / 5
200 m
ARTMiN
MADENCILIK
PROJECT NAME:
SCALE:
PROJECTION:
DRAFT BY:
DATE:
HOT MADEN
ROCK SAMPLE LOCATION
Zn

Source: Artmin

In 2014, Lidya geologists undertook further rock sampling as part of a soil geochemistry survey described below. The area of focus was the central zone of the tenements. Lidya collected 219 rock chip samples and 218 soil samples for a total of 437 samples (Figure 9.6).

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Figure 9.6	Hod Maden tenements and 2014 geochemical sampling area

Source: Artmin

Lidya resampled the mineralized road cuts sampled earlier by Aegean and expanded the rock sampling on the prospect generally confirming the mineralization (Figure 9.7).

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Figure 9.7	Rock samples 2014 locations

Source: Artmin

9.2.2	Soil samples

During 2014, Lidya geologists collected a total of 218 soil samples from the central zone (Figure 9.8). Distance between samples was approximately 50 m. The soil results returned up to 5,560 ppb Au, 4,738 ppm Cu, 11,500 ppm Pb, and 10,500 ppm Zn.

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Figure 9.8	Soil samples 2014 locations

Source: Artmin

9.3	Geophysical surveys

Geophysical surveys including IP and TURAM EM surveys were undertaken by MTA in the early 1970’s. Based on these surveys 3 holes were drilled and collared in the more highly prospective southern part of the property by Turkish group Etibank in 1974.

In 2015, Enerson Engineering and Geophysical Explorations Company carried out a gravity survey for Polimetal Madencilik A.Ş (Polimetal a subsidiary of Lidya Madencilik) on the operation licence area. The purpose of the study was to delineate the border of buried mineralized rocks thought to have higher density than surrounding barren country rock. In this survey, gravity observations were made by using Scintrex CG-5 Autograv. Gravity observations were conducted at 267 stations. Stations were spaced 20 m apart along 8 profiles. The maps were plotted in accordance with ED1950 UTM Datum Zone 37 except where stated otherwise.

The elevation corrected Bouguer anomalies (in red) are shown in Figure 9.9. Within the black lines mineralized rocks with high density were proposed to exist. The anomalies do not correlate with the semi-massive to massive sulphides intersected at approximately 4,542,200 mN, and 740,600 mE.

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Figure 9.9	Bouger gravity anomalies - corrected for elevation

740300
740400
740500
740600
740700
740800
740900
4542500
4542400
4542300
4542200
4542100
4542000
4541900
4541800
4541700
4541600

Source: Enerson Engineering

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10	Drilling

Details on the drilling prior to the 2014 campaign, carried out by Artvin was not provided to AMC and therefore has not been used in the Mineral Resource estimate.

10.1	Drilling during 2014 to 2017

All drilling during the period 2014 to 2017 was carried out by an independent contractor Geoteknik Drilling company. The initial drilling used a new track mounted wireline Hanjin D&B rig and a custom Turkish manufactured rig. The Turkish rig was swapped for another Hanjin D&B rig in June 2015.

All holes are either HQ or PQ in sized diamond drilling. A total of 190 holes were drilled including fifteen holes which were twinned due to problems with core recovery near the surface. The average length of the holes was 309 m with a maximum of 636 m and minimum of 12 m. The maximum vertical distance reached was approximately 570 m below surface. Drilling is spaced on an approximate 45 mE x 30 mN grid, and most holes dip approximately 60°, either to the west or east (Figure 10.1).

Figure 10.1	Drillhole location plan

Legend
Au
[ABSENT]
[FLOOR,0.1]
[0.1,1]
[1,2.5]
[2.5,5]
[5,10]
[10,CEILING]
740500mE
4542500mN
4542000mN
4541500mN
740500mE
N

Note each grid square is 100 m x 100 m in size

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Figure 10.2 shows a typical west-east cross-section with the drillholes coloured by the gold grade in g/t.

Figure 10.2	Typical west-east cross-section

Note each grid square is 100 m east x 10 m RL in size

Drillholes up to hole number HTD-007 were not down-hole surveyed. Holes HTD-008 to HTD-167A were down-hole surveyed using a Devico survey tool by Geoteknik. Surveys were taken whilst drilling and/or at the completion of drilling from bottom up or top down. The survey interval was 40 m, starting at 10 m below the collar.

Drillholes were initially located using DGPS or differential GPS. The final collar positions were located by a licenced surveyor.

The drill core was collected and transported to the logging facilities where it was geologically logged, photographed and cut for sampling.

10.2	Core recovery

Core recovery was generally greater than 90% for the samples below the surface sediments. There is no relationship between core recovery and grade or core recovery and mineralization.

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11	Sample Preparation, Analyses and Security

11.1	Sample logging and preparation

Prior to processing, drill core is photographed and measured for core loss, then logged geologically and marked for sampling. Detailed logging of all drillholes was undertaken on site at Yukarimaden.

MARL/Lidya’s sampling protocol for drill core consists of routine collection of samples at nominal 1 m lengths, terminated at lithological or alteration contacts within mineralization, and for 2 m sample intervals outside mineralized zones. The entire length of the drillhole is sampled. Drill core samples are obtained by sawing the core in half along the long axis using one of two core saws located in a building at Yukarimaden. Half core intervals are taken for sampling from the same side of the core.

Core recoveries were measured and recorded in the database and recovery is generally between 90% to 100% in fresh rock. Results from the analysis were sent to the Lidya office then compiled into a spreadsheet.

11.2	Sample handling protocols and security

Normal security measures are undertaken throughout the sampling and shipping processes. Half core is placed in a numbered sample bag and the other half stored in the core box for reference. Collected samples are stored in an area of the camp at Yukarimaden that is separate from the rest of the camp facilities to minimize unnecessary traffic near the sample processing area. After the samples are placed in plastic bags and secured by ties, they are placed in sequence, inside a shelter constructed for that purpose. When sufficient samples are generated, they are placed in larger sacks that are labelled with the sample sequence they contain and the sacks are then securely closed. Samples are then dispatched to SGS’s Ankara sample preparation laboratory. Currently the retained split core is stored on site at Yukarimaden.

11.3	Certified standard, blanks and field duplicate submission

Since the commencement of drilling in 2014 Lidya has implemented quality assurance/quality control (QA/QC) system utilizing certified reference standards, blanks and field duplicate samples. The programme included:

•	Submission of one standard every 20th sample
•	Submission of two blanks in every assay batch.
•	Field duplicates every 40th sample.

All standards and blanks were certified and obtained from an independent third-party provider Geostats Pty Ltd. Field duplicates consist of one half of the remaining half core split into quarter core with a core saw.

Monitoring of standards, blanks and laboratory duplicates was undertaken by Lidya and MARL geologists. All blank values returned values <0.1g/t Au. A small number of standards marginally fell outside the certified control limits, with the remaining standards in that batch passing. Most of the duplicate samples returned values within 10% of the original assay.

AMC considers the QA/QC results are satisfactory and the assay data is suitable for Mineral Resource estimation and reporting.

11.4	Assay laboratory sample preparation and analysis protocols

Two certified laboratories have been used for the primary sample analysis:

•	SGS Ankara received samples from 14/6/2014.
•	ALS Chemex in Ankara received samples from 28/4/ 2015.

Drillhole samples were tested at ALS. Rock, soil and sediment samples were tested at SGS. Core samples were cut in half at site by Artmin Geology department and sent directly to the laboratory. Necessary grinding and other preparations were done at the related laboratory. Except for ALS and SGS no other laboratory was used for sample preparation. The laboratory crushes and pulverising the sample to produce a 50 g charge for fire assay for Au, in addition to a 33 element four acid digestion with ICP-AES analysis.

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The following is taken from the report titled Database Procedure December 2014_geology YY.pdf prepared by Polimetal Madencilik:

…Analysis method of the drilling conducted by SGS Ankara is performed for trace multi-element (ICP 40B) and trace gold (FA 303). Multi-acid digestion uses a combination of HCI (hydrochloric acid), HNO3 (nitric acid), HF (hydrofluoric acid and HClO4 (perchloric acid).

Analysis method of the drilling conducted by ALS Chemex Izmir is performed for trace multi-element (ME-ICP 61) and trace gold (Au-AA25) codes. Following to ME-ICP40B analysis for SGS “aqua regia digestion”, the “inductively coupled plasma atomic emission spectroscopy (ICP-AES)” analysis is conducted in order to detect the trace level of 32-element. Following to FA303 “fire assay fusion” analysis, the “atomic absorption spectroscopy (AAS)” analysis is conducted in order to detect the gold concentrate between 0.01 and 100 ppm (30 gm fire assay). Following the ME-ICP61 analysis for ALS “aqua regia digestion” “inductively coupled plasma atomic emission spectroscopy (ICP-AES)” analysis is conducted to detect the trace level of the 48 element. Following to Au-AA25 “fire assay fusion” analysis the “atomic absorption spectroscopy (AAS)” is conducted in order to detect the gold concentrate between 0.01 and 100 ppm (30 gm fire assay).

SGS laboratory is accredited/certified to ISO 9001 and independent from MARL/Lidya and any relationship is commercial in nature.

11.5	Quality control data

Eight Geostats Pty Ltd certified standards (eight gold standards and four base metal standards) were inserted at a rate of approximately 1:20.

The following results were taken from a report titled Hod Maden QAQC report 20180117.docx prepared by Artmin Madencilik

11.5.1	Blanks

A total of 554 samples were tested using three certified blanks all with a gold grade of 0.002 g/t. Blanks were inserted at a rate of two blanks in every assay batch. All blanks (refer to Figure 11.1 as an example) returned values below 0.1 g/t gold. Based solely on the results of the blanks AMC considers the equipment cleanliness is appropriate.

Figure 11.1	Gold blank 62

Source: Hod Maden QAQC Report 2018117.docx

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11.5.2	Certified reference material/standards

A total of 1,532 gold standards and 360 copper, lead and zinc standards were inserted since 2014. A summary table of standards is shown in Table 11.1. Standard control charts for 2014 to 2018 drilling are shown in Figure 11.2 to Figure 11.5 as examples. The assay results for the two standards with the lowest grades (0.51 g/t Au and 0.63 g/t Au) showed a biased under estimation of the gold grade. This indicates the laboratory may be underestimating the lower grade samples. Also assays for the lead standards show biased low results.

AMC considers these standards are a reasonable representation of the deposit gold grades.

Table 11.1	Summary of standards used

Standard	Element	Mean (ppm)	Standard Deviation (ppm)
G310-9	Gold	3.25	0.18
G313-10	Gold	46.27	1.99
G907-4	Gold	3.84	0.15
G905-7	Gold	3.89	0.30
G910-7	Gold	0.50	0.04
G910-8	Gold	0.63	0.04
G914-10	Gold	10.26	0.38
G311-1	Gold	0.5109	0.40
GBM911-1	Copper	10,034	399
GBM398-1	Copper	14,823	608
GBM398-4	Copper	3,891	195
GBM914-10	Copper	1,864	66
GBM911-1	Lead	5,846	389
GBM398-1	Lead	26,669	1,360
GBM398-4	Lead	11,714	776
GBM914-10	Lead	4,671	203
GBM398-1	Zinc	20,295	994
GBM398-4	Zinc	5,117	229
GBM914-10	Zinc	9,697	453
GBM911-1	Zinc	1,219	75

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Figure 11.2	Gold standard G910-7 – 0.51 g/t Au

Note:	Red dots are the standard gold grade

Red lines are ±one, two and three standard deviations from the standard gold grade

Source: Hod Maden QAQC Report 2018117.docx

Figure 11.3	Copper standard GBM911-1 – 10,034 ppm Cu

Note:	Red dots are the standard gold grade

Red lines are ±one, two and three standard deviations from the standard copper grade

Source: Hod Maden QAQC Report 2018117.docx

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Figure 11.4	Lead standard GBM398-1 – 26,669 ppm Pb

Note:	Red dots are the standard gold grade

Red lines are ±one, two and three standard deviations from the standard copper grade

Source: Hod Maden QAQC Report 2018117.docx

Figure 11.5	Zinc standard GBM398-1 – 20,295 ppm Zn

Note:	Red dots are the standard gold grade

Red lines are ±one, two and three standard deviations from the standard copper grade

Source: Hod Maden QAQC Report 2018117.docx

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11.6	Laboratory pulp duplicates

Cross laboratory round-robin checks were performed on 116 samples. Pulps were assayed at SGS in Ankara, ALS in Izmir, Acmelabs in Ankara Turkey and ARGETEST laboratories. The results are shown in Figure 11.6. AMC considers there is a good correlation in the assayed gold grades between the laboratories.

Figure 11.6	Cross laboratory checks

Note:	Samples are colored by the check laboratory

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The number of field and laboratory duplicates\ checks are listed in Table 11.2.

Table 11.2	Number of field and laboratory duplicates

Category	Number of Samples	Samples Tested	Ratio of Samples Tested to DH Samples
Field duplicate	38,322	1,068	1:36
Lab Pulp Checks	38,322	3,665	1:10
Lab Pulp Split	38,322	60	1:639

Figure 11.7 shows the scatter diagram comparing the original gold samples versus field duplicates. One sample for hole HTD-159 (10.45 g/t) was re-assayed and gave a similar result to the duplicate.

Figure 11.7	Scatter plot original versus duplicate – Au

Note:	Source: Hod Maden QAQC Report 2018117.docx

In the opinion of the QP the sample preparation, security and analytical procedures for all assay data since 2014 are adequate for use in Mineral Resource estimation.

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12	Data Verification

Whilst on site form the 14 to 17 June 2016 the Qualified Person carried out the following:

•	Compared over 10% of the laboratory assay certificates (up to hole HTD-085 available at that time) with the assay database and found no errors.
•	Observed the geological logging and sampling of the core.
•	Reviewed the core against core logs from a number of drillholes.
•	Identified the location of a number of previously drilled holes on the ground.
•	Observed the drilling, logging, sampling and subsampling operations.

AMC considers the drillhole data is suitable for estimation and reporting of the Mineral Resource estimates.

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13	Mineral Processing and Metallurgical Testing

SGS collected samples from 19 drillholes for metallurgical testing. The samples collected were all located within the main area (Figure 13.1) and within the main area of gold and copper mineralization (Figure 13.2).

Figure 13.1	Location of SGS samples – plan view

740500mE
Legend
AU
[ABSENT]
[FLOOR,1]
[1,2.5]
[2.5,5]
[5,7.5]
[7.5,10]
[10,CEILING]
4542250mN
4542000mN
740500mE

Note:	Black lines are the sample locations

Only blocks with AuEq grades above 2 g/t shown

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Figure 13.2	Location of SGS samples – section view

740250mE
740500mE
740750mE
Legend
AU
[ABSENT]
[FLOOR,1]
[1,2.5]
[2.5,5]
[5,7.5]
[7.5,10]
[10,CEILING]
750mRl
500mRl
250mRl
740250mE
740500mE
740750mE

Note:	Black lines are the sample locations

Only blocks with AuEq grades above 2 g/t shown

The samples were collected within the main lithological units containing the mineralization including chlorite-andesite-breccia, massive sulphide and gypsum volcano-sediments.

AMC considers the sample collected were appropriate to gain an understanding of the metallurgy of the different rock types being mined and processed.

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14	Mineral Resource Estimates

14.1	Overview

Mr. Rodney Webster (MAusIMM) and MAIG) of AMC Consultants Pty Ltd is the qualified person (QP) for reporting of the Mineral Resource estimates. The Mineral Resource is reported in accordance with the Canadian National Instrument for the Standards of Disclosure for Mineral Projects (NI43-101) requirements. The Mineral Resource estimate, reported above a cut-off of 2 g/t AuEq, for the two areas being considered, is shown in Table 14.1. The Project uses ED50 coordinate reference system (CRS) and projection UTM Zone 37N. It should be noted that only gold and copper are considered as economic with other elements included for completeness.

Table 14.1	Mineral Resources estimate at 2 g/t AuEq cut-off

Area	Classification	Tonnes	AuEq	Au	Cu	Ag	Zn	Pb	As	S
		(kt)	(g/t)	(g/t)	(%)	(g/t)	(%)	(%)	(ppm)	(%)
Main Area	Measured	5,147	15.9	12.8	1.6	2.7	0.08	0.01	140	12.8
	Indicated	3,862	12.1	8.0	2.1	5.4	0.15	0.02	189	15.9
	Total (M&I)	9,009	14.3	10.8	1.8	3.9	0.11	0.01	161	14.1
South Area	Measured	0	0	0	0	0	0.00	0.00	0	0
	Indicated	2,536	4.3	3.6	0.4	0.9	0.11	0.01	52	6.6
	Total (M&I)	2,536	4.3	3.6	0.4	0.9	0.11	0.01	52	6.6
Main plus South	Measured	5,147	15.9	12.8	1.6	2.7	0.08	0.01	140	12.8
	Indicated	6,398	9.0	6.3	1.4	3.6	0.13	0.01	135	12.2
	Total (M&I)	11,545	12.1	9.2	1.5	3.2	0.11	0.01	137	12.5
Main Area	Inferred	415	3.8	1.8	1.0	1.7	0.17	0.01	53	10.5
South Area	Inferred	428	3.9	3.3	0.3	0.7	0.04	0.00	26	5.3
	Total (Inferred)	843	3.9	2.6	0.7	1.2	0.10	0.00	39	7.9

Notes:	1. Canadian Institute of Mining (CIM) definitions were used for Mineral Resource classifications.

2. The Mineral Resources are total and inclusive of any Mineral Reserves.

3. Errors in the totals are due to rounding.

4. AuEq=Au+((Cu*22.0462*3.00*0.942*0.951)/(1250*0.98.*0.771/31.1035))

5. The South Area is defined as being south of 4,542,025 mN

6. No allowance has been made for any previous mining.

14.2	Data provided

AMC was provided with following drillhole data by Artvin:

•	Hot_sample.xls – Drillhole assay file in Excel format dated 31/01/2018.

•	Hot_Collar.xls – Drillhole collar file in Excel format dated 31/01/2018.

•	Hot_Survey.xls – Drillhole survey file in Excel format dated 31/01/2018.

•	Hot_Lithology.xls – Drillhole lithology file in Excel format dated 31/01/2018.

•	Hot_Specific_Gravity_20160531.xls – Drillhole bulk density file in Excel format dated 31/01/2018.

•	AMC uses Datamine mining software for grade estimation. When loading and combining the drill data into Datamine no data errors were identified.

AMC was also provided with a topographic surface HM_EGRI_2m_exported.dxf.

14.3	Historical mining voids

During the period 1888 to 1904, Russia carried out mining of copper in the area to the south of this study. They also undertook further work during 1913 to 1921 with limited information available on the work carried out. Drilling by Artmin intersected eight of voids in six holes (Figure 14.1 red points) which may be due to historic underground mining. As there is limited information on the continuity or extent of these voids no allowance has been made for them in the Mineral Resource estimate.

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Figure 14.1	Location in plan of voids intersected by drillholes (red points)

14.4	Bulk density

AMC was provided with 7,281 bulk density measurements (file hot_specific_gravity_20180226.xls) taken from fresh rock at approximately 10 m intervals down each drillhole.

The bulk density was measured using the water immersion technique with the core coated in wax.

The formula used was:

Bulk density = mass dry/(mass wax – mass water – ((mass wax – mass water)/0.86))

The maximum value measured was 4.5 t/m3 with a minimum of 1.9 t/m3 and mean of 2.9 t/m3.

For the Mineral Resource estimate, AMC used average bulk density values, based on the average of the measurements, for ten different lithologies included in the block model. Table 14.2 lists the bulk density values used in the Mineral Resource estimate by lithology.

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Table 14.2	Bulk density used

Lithology	Density (t/m3)
Andesite Breccia, Andesite	2.83
Dacite Breccia	2.87
Volcano Sedimentary	2.83
Gypsum Volcano-sedimentary	2.96
Massive Pyrite – Enrichment zone	3.78
Rhyo-dacite	2.72
Ferricrete	2.32
Chlorite Andesite Breccia	2.94
Semi Massive Sulphide	3.33
Remaining	2.90
Surface gravels	2.20

14.5	Lithology and alteration

AMC located the different lithologies and alteration styles within the block model using indicator kriging. The different lithologies and alteration styles modelled and the codes used in the block model for each style are listed in Table 14.3.

Table 14.3	Block model lithology and alteration codes used

Lithology	Model Lithology Code	Alteration Style	Model Alteration Code
Andesite Breccia, Andesite	1	Argillic	10
Dacite Breccia	2	Propylitic	20
Volcano Sedimentary	3	Massive Pyrite	30
Gypsum Volcano-sedimentary	4	Quartz Vein	40
Massive Pyrite – Enrichment zone	5	Silicification	60
Rhyo-dacite	6	Jasper – Haematite	70
Ferricrete	7	Fe- oxidized	80
Chlorite Andesite Breccia	8	Unaltered	90
Semi Massive Sulphide	9	–	–
Remaining	10	–	–

Figure 14.2 is a typical cross-section through the model showing the different lithologies and Figure 14.3 shows the different alteration styles.

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Figure 14.2	Cross-section showing the modelled lithologies

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Figure 14.3	Cross-section showing the modelled alteration

14.6	Sample statistics

For the Mineral Resource estimate, assay data for the drillholes, up to hole HTD-167A, were available. Details of the raw drillhole sample statistics are shown in Table 14.4.

Table 14.4	Drillhole sample data

Element	Unit	Number of Samples	Mean	Median	Minimum	Maximum	CV
Length	m	40,426	1.42	1.00	0.3	43.0	0.49
Gold	g/t	39,001	1.42	0.07	0.0	4,420	19.26
Copper	%	39,001	0.29	0.03	0.0	19.6	2.8
Zinc	%	39,001	0.24	0.01	0.0	41.3	4.5
Lead	%	39,001	0.06	0.0	0.0	10.2	4.7
Silver	g/t	39,001	2.8	0	0.0	364.0	1.91
Arsenic	ppm	39,001	144.7	0	0.0	4,360	1.31
Sulphur	%	39,001	7.18	5.8	0.0	55.7	0.75

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Sulphur grades for drillholes HTD-004, HTD-005 and HTD-006 were not included in the Mineral Resource estimate as they contained constant values of 5%.

Figure 14.4 shows the gold grade distribution as probability plots for the main lithological units. This figure indicates the higher-grade gold mineralization is located within the chlorite-andesite-breccia, massive-pyrite and andesite breccia lithologies.

Figure 14.4	Probability plot showing gold grades by lithology

Note:	The legend on the side of the plot lists the main lithologies by colour

Figure 14.5 shows the copper grade distribution as probability plots for the main lithological units. This figure indicates the higher-grade copper mineralization is located within the chlorite-andesite-breccia, massive-pyrite and andesite breccia lithologies.

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Figure 14.5	Probability plot showing copper grades by lithology

Note:	The legend on the side of the plot lists the main lithologies by colour

14.7	Drillhole compositing

The drillhole sample lengths were composited to two metres for resource estimation, based on a histogram of the sample lengths (Figure 14.6). This showed that more than 30 % of the samples had a length of two metres. Two metre sample composites were selected to avoid splitting of the longer (>1 m) samples during compositing. Samples were composited within each grade domain.

Figure 14.6	Histogram of drillhole sample lengths

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14.8	Estimation domains

Block grades were estimated into low and high-grade domains for each element separately. Wireframes were prepared defining the high-grade domains based on selecting areas where the drillhole grades were above a defined grade (Table 14.5). Grade distributions were selected from inflection points from probability plots of the raw assay samples (refer Figures 14.7 to 14.9). Only the plots for copper, gold and silver are shown.

Table 14.5	Grade domain cut-offs

Element	Domain Cut-Off Grade
Copper	1,000 ppm
Gold	1.8 g/t
Silver	1.2 g/t
Zinc	400 ppm
Lead	190 ppm
Arsenic	130 ppm
Sulphur	10%

Figure 14.7	Copper probability plot (showing the two distributions)

Note:	Black dotted lines indicted the two distributions

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Figure 14.8	Gold probability plot gold (showing the two distributions)

Note:	Black dotted lines indicted the two distributions

Figure 14.9	Silver probability plot (showing the two distributions)

Note:	Black dotted lines indicted the two distributions

14.9	Top-caps

The2 m sample composites were top-capped, based on the results of log probability plots. The top-cap values used are listed in Table 14.6.

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Table 14.6	Top-caps

Domain	Top-cap
Copper – main high-grade	100,000 ppm
Coper – low-grade	40,000 ppm
Gold – main high-grade	1,100 g/t
Gold – low-grade	40 g/t
Gold – other high-grade	55 g/t
Silver – main high-grade	100 g/t
Silver – low-grade	12 g/t
Silver – other high-grade	45 g/t
Zinc - high-grade	300,000 ppm
Zinc – low-grade	7,000 ppm
Lead – main high-grade	–
Lead – low-grade	15,000 ppm
Lead – other high-grade	–
Arsenic– main high-grade	2,00- ppm
Arsenic – low-grade	1,000 ppm
Sulphur – high-grade	50%
Sulphur – low-grade	20%

14.10	Drillhole sample statistics

The 2 m composite drillhole sample statistics for the different domains is shown in Table 14.7.

Table 14.7	Sample statistics by estimation domain

Domain	No. of Samples	Mean	Minimum	Maximum	Standard Deviation	Co-efficient of Variation
Copper – low-grade (ppm)	27,111	1,210	0	40,000	2,838	2.34
Copper – high-grade (ppm)	1,582	20,079	61.5	100,000	16,794	0.84
Gold – low-grade (g/t)	27,333	0.22	0	40	1.16	5.23
Gold – main high-grade (g/t)	1,185	17.02	0.03	1,100	60	3.5
Gold – other high-grade (g/t)	197	6.0	0.03	55.0	9.06	1.51
Silver – low-grade (g/t)	24,504	1.24	0	20	1.35	1.09
Silver – main high-grade (g/t)	2.072	4.31	0	100	6.46	1.50
Silver – other high-grade (g/t)	2,232	4.75	0	49.2	5.13	1.08
Zinc – low-grade (ppm)	22,023	324	0	7,000	906	2.79
Zinc – main high-grade (ppm)	4,430	9,345	0	300,000	19,129	1.98
Zinc – other high-grade (ppm	2,297	4,370	14	126,989	9,397	2.15
Lead – low-grade (ppm)	24,826	110	0	15,000	665	6.06
Lead – main high-grade (ppm)	2,839	2,230	0	65,460	4,874	2.19
Lead – other high-grade (ppm)	1,073	1,285	0	30,920	2,525	1.97
Arsenic – low-grade (ppm)	25,079	77.96	0	1,000	77	1.21
Arsenic – high-grade (ppm)	3,373	281	0	2,000	238	0.85
Arsenic – other high-grade (ppm)	394	201	0	815	133	0.67
Sulphur – low-grade	21,957	4.95	0.0	20.0	2.86	0.58
Sulphur – high-grade	6,610	12.93	0.0	50.0	5.4	0.42

All null or below detection limit assay values were set to zero grade for block grade estimation.

14.11	Block model parameters

A block model with parameters listed in Table 14.8 was used to model the deposit and estimate the block gold, copper, zinc, lead and arsenic grades. The block sizes where selected based on the close spaced drilling being on an approximate 30 m grid.

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Table 14.8	Block model parameters

	East (m)	North (m)	Vertical (m)
Origin	740,400	4,541590	250
Block size	10	10	5
Number of Blocks	50	81	166
Minimum sub-block size	2	2	1

14.12	Estimation parameters

Block gold grades were estimated using ordinary kriging with discretization of 5 x 5 x 2 points. The parameters used are shown in Table 14.9. The search ellipse was increased for the second search pass by a factor of 1.5 and for the third search pass by 3, to ensure all blocks had grades estimated. There was no octant search.

The search ellipse radii and orientation was based on the results of a two-structured spherical variogram analysis. The variogram parameters are listed in Table 14.10.

Table 14.9	Estimation parameters

Zone	Search Radii			Rotation			No. Samples		Maximum Samples Per Drillhole
	East (m)	North (m)	Vert. (m)	Z (0)	X (0)	Y (0)	Min.	Max.
Cu low	200	150	70	95	-75	-180	6	16	3
Cu high	100	40	20	-60	-30	0	6	16	3
Au low	180	120	50	180	-10	90	6	16	3
Au high	100	30	40	174	14	64	6	16	3
Ag low	300	100	60	170	80	0	6	16	3
Ag high	120	70	30	-140	-30	40	6	16	3
Zn low	200	100	50	-10	-50	-90	6	16	3
Zn high	80	50	50	-116	-18	63	6	16	3
Pb low	300	200	60	-140	-40	40	6	16	3
Pb high	70	30	100	-107	-55	42	6	16	3
As low	300	200	50	70	-75	-160	6	16	3
As high	150	50	20	-20	-70	-60	6	16	3
S high	70	50	40	-78	-78	-26	6	16	3
S low	100	80	60	-82	5	-75	6	16	3

Table 14.10	Variogram model parameters

Zone	Orientation			Nugget	Range 1			Sill 1	Range 2			Sill 2
	Z (0)	X (0)	Y (0)		East (m)	North (m)	Vert. (m)		East (m)	North (m)	Vert. (m)
Cu low	95	-75	-180	0.33	47	107	73	0.27	194	149	375	0.40
Cu high	-60	-30	0	0.39	24	20	7	0.33	105	36	19	0.28
Au low	180	-10	90	0.53	141	94	44	0.34	179	120	58	0.13
Au high	174	14	64	0.13	65	25	29	0.66	96	28	41	0.21
Ag low	170	80	0	0.40	13	81	60	0.3	301	96	61	0.30
Ag high	-140	-30	40	0.22	66	59	22	0.56	102	74	34	0.22
Zn low	-10	-50	-90	0.28	472	145	38	0.34	624	341	139	0.38
Zn high	-116	-18	63	0.30	57	18	7	0.4	78	28	30	0.30
Pb low	-140	-40	40	0.37	218	196	49	0.42	521	197	60	0.121
Pb high	-107	-55	42	0.31	37	5	73	0.43	70	21	110	0.26
As low	70	-75	-160	0.16	50	53	20	0.24	314	203	43	0.60
As high	-20	-70	-60	0.09	51	53	7	0.46	155	54	20	0.45
S low	-81	5	-75	0.14	18	17	20	0.35	642	353	108	0.51
S high	-78	78	-26	0.08	66	51	9	0.24	102	60	44	0.68

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14.13	Gold equivalent

The gold equivalent formula is:

AuEq = Au+((Cu*22.0462*3.00*0.942*0.951)/(1250*0.98.*0.771/31.1035))

Where:

•	Converting copper weight in pounds to tonnes = 22.0462.

•	The value of copper per pound = $3.00.

•	The value of gold per ounce = $1,250.

•	Converting the gold weight from grammes to ounces =31.10348.

•	The other values (0.942, 0.951, 0.98 and 0.771) are estimated recovery and payable values.

The gold equivalent has been calculated after estimation of copper and gold grades.

14.14	Mineral Resource classification

The area classified as Measured is based on the rock types chlorite-andesite breccia and gypsum volcano-sediments between RLs of 550 m and 800 m, 4,542,000 mN and 4,542, 250 mN and 740,630 mE and 740,680 mE. In this area there is continuity of higher gold and copper grades and drilling dipping to both the east and west. The area of closer spaced drilling outside of the Measure Resources has been classified as Indicated Mineral Resources (Figure 14.10) with a small area around the Indicated Resources classified as Inferred.

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Figure 14.10	Mineral Resource classification

Note :	1. Blue is Measure, Green is Indicated and is red Inferred
2. Grid is 100 m east x 100 m north in size

14.14.1	Historic mining risk

There is a potential risk to the total Mineral Resources from historic turn of the 20th century Russian mining. The location, volume/tonnage and grade of the historic Russian mining is unknown. As such it is difficult to assess the potential impact to the Mineral Resource however it is the Qualified Persons opinion that the risk posed from historic mining to the contained metal is not material and that it should not impact on the classification of the Mineral Resource estimate. Section 14.2 provides some additional details.

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14.15	Mineral Resource estimate

The Mineral Resource estimated above a cut-off of 2 g/t AuEq, is shown in Table 14.11. Note only gold and copper are considered as economic and the other elements included for completeness

Table 14.11	Mineral Resources estimate at 2 g/t AuEq cut-off

Area	Classification	Tonnes	AuEq	Au	Cu	Ag	Zn	Pb	As	S
		(kt)	(g/t)	(g/t)	(%)	(g/t)	(%)	(%)	(ppm)	(%)
Main Area	Measured	5,147	15.9	12.8	1.6	2.7	0.08	0.01	140	12.8
	Indicated	3,862	12.1	8.0	2.1	5.4	0.15	0.02	189	15.9
	Total (M&I)	9,009	14.3	10.8	1.8	3.9	0.11	0.01	161	14.1
South Area	Measured	0	0	0	0	0	0.00	0.00	0	0
	Indicated	2,536	4.3	3.6	0.4	0.9	0.11	0.01	52	6.6
	Total (M&I)	2,536	4.3	3.6	0.4	0.9	0.11	0.01	52	6.6
Main plus South	Measured	5,147	15.9	12.8	1.6	2.7	0.08	0.01	140	12.8
	Indicated	6,398	9.0	6.3	1.4	3.6	0.13	0.01	135	12.2
	Total (M&I)	11,545	12.1	9.2	1.5	3.2	0.11	0.01	137	12.5
Main Area	Inferred	415	3.8	1.8	1.0	1.7	0.17	0.01	53	10.5
South Area	Inferred	428	3.9	3.3	0.3	0.7	0.04	0.00	26	5.3
	Total (Inferred)	843	3.9	2.6	0.7	1.2	0.10	0.00	39	7.9

Notes:	1. Canadian Institute of Mining (CIM) definitions were used for Mineral Resource classifications.

2. The Mineral Resources are total and inclusive of any Mineral Reserves.

3. Errors in the totals are due to rounding.

4. AuEq=Au+((Cu*22.0462*3.00*0.942*0.951)/(1250*0.98.*0.771/31.1035))

5.The South Area is defined as being south of 4,542,025 mN

6. No allowance has been made for any previous mining.

The Mineral Resources at different gold equivalent cut-off grades for the different areas and classification are shown in Tables 14.12 to 14.16 and as grade-tonnage curves in Figures 14.11 to 14.14.

Table 14.12	Mineral Resource at different cut-offs – Main Zone – Measured

Cut-off (AuEq)	Tonnes (Mt)	AUEQ (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)	As (ppm)	S (%)
0.5	8.79	9.7	1.0	7.7	2.3	0.1	117.5	12.7
1	6.39	13.1	1.3	10.4	2.5	0.1	128.3	12.7
1.5	5.51	14.9	1.5	12.0	2.7	0.1	135.8	12.8
2	5.15	15.9	1.6	12.8	2.7	0.1	140.1	12.8
2.5	4.99	16.3	1.6	13.2	2.8	0.1	142.2	12.8
3	4.74	17.1	1.6	13.9	2.8	0.1	145.0	12.8
3.5	4.32	18.4	1.7	15.1	2.9	0.1	149.1	12.9
4	3.90	19.9	1.7	16.7	3.0	0.1	153.3	13.1
4.5	3.56	21.4	1.7	18.2	3.0	0.1	158.5	13.2
5	3.32	22.7	1.7	19.4	3.1	0.1	161.9	13.2
5.5	3.15	23.6	1.7	20.4	3.1	0.1	164.3	13.2
6	3.00	24.5	1.7	21.2	3.1	0.1	165.3	13.2
6.5	2.86	25.4	1.7	22.1	3.2	0.1	165.2	13.3
7	2.71	26.4	1.7	23.1	3.2	0.1	167.1	13.3
7.5	2.61	27.2	1.7	23.9	3.2	0.1	167.5	13.3
8	2.48	28.2	1.7	24.9	3.3	0.1	167.7	13.4
8.5	2.38	29.0	1.7	25.7	3.3	0.1	168.9	13.4
9	2.29	29.8	1.7	26.5	3.3	0.1	170.3	13.4
9.5	2.20	30.6	1.7	27.3	3.3	0.1	171.2	13.4
10	2.13	31.4	1.7	28.0	3.4	0.1	171.8	13.4

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Table 14.13	Mineral Resources at different gold equivalent cut-offs - Main Zone – Indicated

Cut-off (AuEq)	Tonnes (Mt)	AUEQ (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)	As (ppm)	S (%)
0.5	17.3	3.4	0.7	2.0	2.3	0.2	114.1	10.7
1	8.2	6.4	1.2	4.0	3.3	0.2	133.3	12.6
1.5	5.0	9.8	1.8	6.3	4.5	0.2	164.1	14.5
2	3.9	12.1	2.1	8.0	5.4	0.1	189.3	15.9
2.5	3.3	13.8	2.3	9.2	6.1	0.2	210.3	16.9
3	2.9	15.3	2.5	10.4	6.8	0.2	231.2	17.8
3.5	2.6	16.8	2.7	11.5	7.3	0.2	249.0	18.5
4	2.4	17.9	2.8	12.4	7.8	0.2	262.3	19.1
4.5	2.2	18.8	2.9	13.1	8.1	0.2	272.9	19.5
5	2.1	19.7	3.0	13.8	8.5	0.2	283.9	20.0
5.5	2.0	20.3	3.1	14.3	8.7	0.2	292.6	20.3
6	1.9	20.9	3.1	14.8	9.0	0.2	300.1	20.6
6.5	1.8	21.7	3.2	15.4	9.2	0.2	307.8	20.9
7	1.8	22.2	3.3	15.9	9.4	0.2	312.8	21.1
7.5	1.7	22.8	3.3	16.3	9.5	0.1	317.7	21.3
8	1.7	23.3	3.3	16.8	9.7	0.1	322.6	21.5
8.5	1.6	24.0	3.4	17.4	9.9	0.1	328.5	21.8
9	1.5	24.7	3.4	17.9	10.1	0.1	334.8	22.0
9.5	1.5	25.2	3.5	18.4	10.2	0.1	339.8	22.2
10	1.4	25.7	3.5	18.8	10.4	0.1	343.7	22.4

Table 14.14	Mineral Resources at different gold equivalent cut-offs - Main Zone – Inferred

Cut-off (AuEq)	Tonnes (Mt)	AUEQ (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)	As (ppm)	S (%)
0.5	4.10	1.0	0.3	0.4	1.0	0.1	44.7	8.1
1	0.70	2.3	0.5	1.5	1.3	0.1	42.2	8.8
1.5	0.39	3.3	0.6	2.0	1.7	0.2	53.6	10.8
2	0.29	3.8	0.8	2.3	2.1	0.2	60.3	11.2
2.5	0.20	4.5	0.9	2.8	2.5	0.2	64.7	11.6
3	0.12	5.7	1.0	3.8	3.4	0.3	76.3	11.8
3.5	0.09	6.6	1.1	4.6	4.1	0.4	89.8	12.4
4	0.06	7.9	1.1	5.8	4.2	0.4	102.5	13.2
4.5	0.04	9.7	0.9	8.1	2.9	0.1	121.5	13.6
5	0.03	10.8	0.9	9.1	3.2	0.2	138.0	14.4
5.5	0.03	11.9	0.9	10.0	3.6	0.1	158.4	15.8
6	0.03	12.6	0.9	11.0	3.9	0.1	167.3	16.2
6.5	0.02	13.8	0.9	12.1	4.2	0.0	188.0	17.4
7	0.02	14.6	0.9	12.9	4.6	0.0	206.1	18.0
7.5	0.02	16.0	1.0	14.1	5.2	0.0	240.1	19.2
8	0.01	18.0	1.2	15.7	6.2	0.0	289.3	20.7
8.5	0.01	20.4	1.3	17.8	7.6	0.0	354.4	22.9
9	0.01	21.3	1.4	18.5	7.5	0.0	361.2	23.9
9.5	0.01	21.7	1.4	18.9	7.8	0.0	372.3	24.2
10	0.01	22.1	1.4	19.3	7.9	0.0	382.2	24.5

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Table 14.15	Mineral Resource at different gold equivalent cut-offs – South Zone – Indicated

Cut-off (AuEq)	Tonnes (Mt)	AUEQ (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)	As (ppm)	S (%)
0.5	20.2	1.3	0.2	0.9	0.9	0.2	6.5	6.5
1	8.1	2.3	0.3	1.7	0.9	0.1	6.3	6.1
1.5	4.2	3.3	0.4	2.6	0.9	0.1	6.4	5.9
2	2.5	4.3	0.4	3.6	0.9	0.1	6.6	6.1
2.5	1.8	5.2	0.4	4.6	0.9	0.1	6.6	6.5
3	1.3	6.1	0.4	5.4	0.9	0.1	6.6	6.9
3.5	1.0	6.8	0.4	6.1	0.9	0.1	6.7	7.3
4	0.9	7.5	0.4	6.7	0.9	0.1	6.8	7.4
4.5	0.7	8.1	0.4	7.3	0.9	0.0	6.8	7.5
5	0.6	8.8	0.4	8.0	0.8	0.0	6.8	7.7
5.5	0.5	9.5	0.4	8.6	0.9	0.0	7.0	7.7
6	0.4	10.2	0.4	9.3	0.9	0.0	7.0	7.7
6.5	0.4	10.8	0.4	10.0	0.9	0.0	7.0	7.6
7	0.3	11.3	0.5	10.4	1.0	0.0	7.1	7.5
7.5	0.3	12.0	0.5	11.1	1.0	0.1	7.2	7.7
8	0.2	12.6	0.5	11.7	1.0	0.1	7.2	7.7
8.5	0.2	13.4	0.5	12.4	1.1	0.1	7.4	7.8
9	0.2	14.2	0.5	13.2	1.1	0.1	7.4	7.7
9.5	0.2	15.0	0.5	14.0	1.1	0.1	7.4	7.6
10	0.1	15.6	0.5	14.5	1.1	0.1	7.3	7.5

Table 14.16	Mineral Resources at different gold equivalent cut-offs - South Zone – Inferred

Cut-off (AuEq)	Tonnes (Mt)	AUEQ (g/t)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)	As (ppm)	S (%)
0.5	6.03	1.1	0.2	0.6	0.8	0.0	35.6	5.7
1	2.08	1.9	0.3	1.3	0.7	0.0	29.3	5.4
1.5	0.85	2.8	0.3	2.2	0.7	0.0	26.2	5.2
2	0.43	3.9	0.3	3.3	0.7	0.0	25.9	5.3
2.5	0.25	5.1	0.3	4.6	0.7	0.0	23.7	5.1
3	0.20	5.7	0.3	5.2	0.7	0.0	21.6	5.0
3.5	0.16	6.3	0.3	5.8	0.7	0.0	22.8	5.1
4	0.13	6.9	0.3	6.4	0.7	0.0	24.8	5.1
4.5	0.10	7.6	0.3	7.0	0.7	0.0	26.8	5.1
5	0.09	8.1	0.3	7.5	0.8	0.0	28.3	5.1
5.5	0.08	8.6	0.3	8.0	0.8	0.0	30.4	5.1
6	0.06	9.3	0.3	8.7	0.7	0.0	32.9	5.3
6.5	0.06	9.5	0.3	8.9	0.8	0.0	34.3	5.3
7	0.05	9.7	0.3	9.1	0.8	0.0	36.8	5.3
7.5	0.05	10.1	0.3	9.5	0.7	0.0	40.0	5.2
8	0.04	10.7	0.3	10.1	0.7	0.0	45.0	5.3
8.5	0.03	11.5	0.3	10.8	0.7	0.0	50.5	5.5
9	0.02	12.2	0.4	11.6	0.7	0.0	53.1	5.4
9.5	0.02	13.4	0.4	12.6	0.9	0.0	61.8	5.9
10	0.01	15.2	0.5	14.1	1.1	0.0	76.2	6.8

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Figure 14.11	Grade - tonnage curve - Main Zone - Measured

Figure 14.12	Grade - tonnage curve - Main Zone - Indicated

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Figure 14.13	Grade - tonnage curve – Main Zone – Inferred

Figure 14.14	Grade - tonnage curve - South Zone - Indicated

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Figure 14.15	Grade - tonnage curve - South Zone – Inferred

14.16	Validation

The block model grades were compare to the drillhole sample data along cross sections and long-sections. Good correlation was noted. SWATH plots were prepared for the gold and copper block grades compared to the drillhole sample grades (Figures 14.16 to Figure 14.21). These showed good correlation.

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Figure 14.16	Copper SWATH Plot – south/north

Figure 14.17	Copper SWATH Plot – west/east

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Figure 14.18	Copper SWATH Plot – vertical

Figure 14.19	Gold SWATH Plot – south/north

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Figure 14.20	Gold SWATH Plot – west/east

Figure 14.21	Gold SWATH Plot – vertical

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15	Mineral Reserve Estimates

Not relevant

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16	Mining Methods

Not relevant

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17	Recovery Methods

Not relevant

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18	Project Infrastructure

Not relevant

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19	Market Studies and Contracts

Not relevant

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20	Environmental Studies, Permitting and Social or Community Impact

Not Relevant

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21	Capital and Operating Costs

Not relevant

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22	Economic Analysis

Not relevant

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23	Adjacent Properties

There are no operational properties adjacent to the Hod Maden project site, nor properties in the local region.

The closest Cu-Au prospects is Tac and Corak, in the Yusufeli district, 20 km southwest of the Hod Maden project site. The closest mine under construction is located at Cerattepe, Artvin province some 70 km north-west of Yukarımaden. The closest active operating mine is located at Murgul, Artvin province some 114 km north-west of Yukarımaden. Figure 23.1 shows the location of the four Hod Maden licences.

Figure 23.1	Location of licences

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24	Other Relevant Data and Information

Not relevant

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25	Interpretation and Conclusions

AMC makes the following conclusions:

•	The results from the blank assays and standards indicate good equipment cleaning and assaying procedures.

•	The laboratory has a low-grade bias for the two low-grade gold standards (0.51 g/t Au and 0.643 g/t Au).

•	The copper, lead and zinc standard results appear to more variable than the gold standards.

•	The drilling, sampling, subsampling and assaying are appropriate.

•	Based on the Mineral Resource tonnes and grade a full mining and economic study be carried out.

•	The deposit geology and style of mineralization is well understood.

•	The drillhole data are suitable for the estimation and reporting of the Mineral Resources under the Canadian NI43-101 code.

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26	Recommendations

AMC makes the following recommendations:

•	Copper blanks should be included in the QA/QC evaluation.

•	A hole oriented south-north should be drilled to better understand the possible faulting in the area of high-grade mineralization.

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27	References

Enerson Engineering and Geophysical Exploration Company March 2015 Artvin -Hot Gravity survey report.

Lidya Madencilik, 2015a Lidya Madencilik Annual Report on Activities for Hod Maden Project Turkey, for the period up to end January, February 2015.

Lidya Madencilik, 2015b Hod Maden Phase 1-2 QAQCR Summary Report to 26th June 2015

Henricksen, T., A., 2015. Technical Report for the Hot Maden Project, Artvin Province, Turkey. Unpublished draft report prepared for Mariana Resources Ltd., April 2015.

Callan, N J., 2013. Report on Geological Mapping and Prospect Evaluation, Hod Maden Property (Lic. #’s 201201058, 201201059, 20050853, 201200321), Artvin Distict, NE Turkey. Internal Aegean Metals Group technical report.

Artmin 2016 Hot Project Terra Spec Report

Polimetal Madencilik December 2104 Database_Procedure_December _2104_geology_YY

McDiarmid et al., March 2017, National Instrument 43-101 Technical Report Preliminary Economic Assessment Hot Maden Gold Copper Project, Artvin Province, Turkey

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AMC Consultants Pty Ltd

ABN 58 008 129 164 Level 29, 140 William Street Melbourne Vic 3000 Australia

T +61 3 8601 3300 F +61 3 8601 3399 E melbourne@amcconsultants.com

I, Rodney Webster, MAIG, do hereby certify that

1. I am Principal Geologist for AMC Consultants Pty Ltd.

2. This certificate applies to the technical report titled “Hod Maden Project Mineral Resource Estimate” with an effective date of 19 March 2018 (the "Technical Report"). prepared for Sandstorm Gold Ltd. (the Issuer)

3. I graduated with a B.AppSC. in Geology from Royal Melbourne Institute of Technology University in 1980. I am a member of the Australasian Institute of Mining and Metallurgy, and of the Australian Institution of Geoscientists. I have practiced my profession continuously since 1980, and have been involved in mineral exploration and mine geology for a total of 37 years since my graduation from university. This has involved working in Australia, United Kingdom and Canada. My experience is principally in base metals, precious metals, coal, mineral sands and uranium.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

4. I have made a site visit to the property from 14 to 19 July 2016.

5. I am responsible for the preparation of Sections 1-14 and 24 -26 of the Technical Report.

6. I am independent of the issuer applying all of the tests in section 1.5 of NI 43-101.

7. I have not had any prior involvement with the property that is the subject of the Technical Report.

8. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

9. As at the effective date of the Technical Report, to the best of my knowledge, information, and belief, the parts of the Technical Report that I am responsible for, contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 29th March 2018

Original signed and sealed by

Rodney Webster, MAIG

amcconsultants.com	1

Hod Maden Project Mineral Resource Estimate
Sandstorm Gold Ltd	116051

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